CYTOGEN



Reaching New Heights

ANNUAL REPORT 2003

Reaching new heights was the overriding theme at Cytogen in 2003. Like a mountain climber trying to reach the summit, we used qualities such as strategic planning, determination, perseverance, and execution to reach new levels in terms of stockholder value, financial strength, and future growth opportunities. Interestingly, these same qualities have helped the patients and physicians that we serve to succeed in their lives.

Together, we are ready to climb even higher in the future.

We are CYTOGEN

Financial Highlights

(millions of dollars)


2003 Product-Related Revenue and Mix by Quarter
$3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
Q1
Q2
Q3
Q4
Molecular Imaging & Diagnostic
Therapeutic


2001–2003 Revenues
$15
12
9
6
3
0
2001
2002
2003
Product-Related Revenue
Other Revenue


2001–2003 Net Loss
$20
15
10
5
0
2001
2002
2003
Net Loss


2001–2003 Year End Cash & Short-Term Investments and Stockholders' Equity
$40
30
20
10
0
2001
2002
2003
Cash & Short-Term Investments
Stockholders' Equity

About the Cover: Our cover photo of Michael Becker was captured on a mountain top in Yoho National Park, British Columbia. Yoho is one of four Rocky Mountain Parks jointly declared a World Heritage Site by UNESCO in 1984, and coincidentally, means "magnificent" in the Cree language.

Photo credit: Linda Becker


Strategic Planning
No one reaches the summit without careful planning.
At Cytogen, we have built our oncology franchise with the same
kind of thoughtful planning and meticulous strategic vision.

Letter to Stockholders

Dear Stockholders:

The year 2003 marked a major turning point in Cytogen's evolution. We reacquired marketing rights to Quadramet™ and forged new alliances with major companies such as GE Medical Systems and Siemens Medical Solutions to improve and expand the use of ProstaScint®. We also witnessed an increasing number of publications and presentations demonstrating that Combidex® improves the accuracy of differentiating metastatic from non-metastatic lymph nodes, which underscores our belief that this product represents a major advance in molecular imaging.

The net result is a more robust and diverse biopharmaceutical company that is strategically positioned for future growth. With two proprietary oncology products being marketed in the United States—Quadramet and ProstaScint—and a commitment to introducing a third product—Combidex—pending clearance by the U.S. Food and Drug Administration (FDA), Cytogen is clearly building a promising oncology franchise.

Cytogen's ProstaScint is the first and only commercial product targeting prostate-specific membrane antigen, or PSMA, a marker expressed on the surface of prostate cancer cells at all stages of disease, including advanced or metastatic disease. Based upon the success of ProstaScint to image the extent and spread of prostate cancer and physicians' interest in exploring its broader utility, we believe ProstaScint has potential in guiding prostate cancer treatment, offering patients more accurate therapeutic solutions through enhanced imaging—regardless of which treatment modality is selected as appropriate for an individual patient. We have already conducted successful studies demonstrating ProstaScint's ability to improve brachytherapy and intensity modulated radiation therapy by increasing dose to tumor cells while reducing damage to surrounding healthy tissue. Meanwhile, our new alliances with GE Medical and Siemens may help ProstaScint reach a wider physician and patient base than ever before.

Quadramet was added to our product portfolio with the reacquisition of marketing rights from Berlex Laboratories Inc., in August 2003. Indicated for the treatment of pain associated with cancer that has spread to bone, Quadramet is a unique skeletal targeting therapeutic radiopharmaceutical that offers a variety of expansion opportunities. This reacquisition gives us another high-growth product opportunity and serves as the catalyst for our commercial expansion into the broader fields of oncology and pain management. We are committed to maximizing Quadramet's potential by launching an aggressive new marketing program, building its channels of distribution, and strengthening our oncology/pain management sales organization.

In 2000, we acquired the exclusive rights to market Combidex in the United States from its developer, Advanced Magnetics, Inc. (AVM). Combidex is an investigational molecular imaging agent consisting of lymphotropic superparamagnetic nanoparticles used in conjunction with magnetic resonance imaging to aid in the diagnosis of metastic lymph nodes that is pending clearance by the FDA. While AVM works closely with the FDA to bring Combidex through the approval process, high-profile data continue to be published and presented that highlight the potential role for this new agent in a broad range of cancers.

CYTOGEN'S MISSION IS TO DEVELOP AND COMMERCIALIZE A BALANCED PORTFOLIO OF ONCOLOGY PRODUCTS THAT ADDRESS THE UNMET MEDICAL NEEDS OF PHYSICIANS AND THE PATIENTS THEY SERVE.

Exciting possibilities are also emerging for Cytogen in the research and development pipeline. In 1999, we entered into a joint venture with Progenics Pharmaceuticals, Inc. (PSMA Development Company LLC) to develop in vivo immunotherapeutic products targeting PSMA. These product candidates include a therapeutic prostate cancer vaccine utilizing the PSMA gene and a viral vector delivery system, a therapeutic prostate cancer vaccine utilizing a recombinant form of the PSMA protein as a basis of immune stimulation, and antibody-based immunotherapies for prostate cancer. This joint venture underscores the breadth of our technology and provides our stockholders with opportunity beyond our capabilities today. We are excited about the possibilities and look forward to advancing these programs.

Our strategy is to build upon the success we have achieved in 2003 by continuing to combine the dynamics of a product-driven company with the possibilities for advancement made available through our development expertise. Our portfolio of products with high-growth potential has established Cytogen as an important and emerging player in key medical markets. Moving forward, our success will be supported by marketing innovative products—all of which offer expansion opportunities—building our marketing and distribution channels, and investing in unique compounds that may change the course of a disease. We believe this three-pronged approach significantly diminishes the risk profile of our business and further distinguishes Cytogen from the majority of our peers.

Great strides were made in 2003 and we are laying a firm foundation for our company's future growth. Of course, none of this would be possible were it not for our employees, board members and stockholders. We thank you for your dedication and your continued support. With such a bright future on the horizon, I look forward to reporting on our progress in reaching new heights.



At Cytogen's NASDAQ Stock Market open dedicated to National Prostate Cancer Awareness Month and the launch of the third annual "Screen, Stage and Support" campaign to promote prostate cancer education and awareness with Baseball Hall of Famer Whitey Ford and several non-profit cancer organizations. September 8, 2003

Michael D. Becker
President and Chief Executive Officer



Determination

Determination to reach the goal is one of the key factors in any successful climb. Our determination to reach new heights helped make 2003 a successful year for Cytogen and our stockholders.

Quadramet

Cytogen made significant headway this year in the advancement of its product portfolio. In August 2003, the Company reacquired the marketing rights to Quadramet (a product Cytogen originally developed) from Berlex Laboratories Inc. The reacquisition provides an excellent opportunity to accelerate Cytogen's expansion into the oncology therapeutics landscape.

Quadramet is a third-generation targeted radiopharmaceutical currently indicated for the relief of bone pain in patients who have confirmed osteoblastic metastatic bone lesions that are evident on a bone scan. A targeted radiopharmaceutical is a drug that contains a radioactive ingredient combined with a bone seeking agent that is used to target the drug to bone lesions, while minimizing impact on normal cells. Unlike opiates and other analgesics (painkillers), targeted radiopharmaceuticals offer a systemic yet highly targeted non-narcotic method for treating bone pain. Since Cytogen gained marketing clearance for Quadramet in 1997, it has been used to treat pain associated with prostate, breast and other cancers that have metastasized (spread) to the bone.

In 2003, exciting findings relating to Quadramet were presented at two major health conferences: the American Society of Clinical Oncology (ASCO) and American Society of Hematology (ASH) that indicate the possibility of a much broader doctor and patient base for Quadramet. At ASCO, researchers presented findings that Quadramet, in combination with chemotherapy, demonstrated significant decreases in prostate specific antigen, which appears in prostate cancer patients. At ASCO and ASH, researchers presented preliminary clinical data showing Quadramet, in combination with a bisphosphonate, provided significant and sustained pain relief in multiple myeloma patients.

Based on this and other data, Cytogen has initiated clinical trials to evaluate the expanded and earlier use of Quadramet in various cancers, and in combination with other therapies, such as chemotherapy and bisphosphonates.



QUADRAMET IS A THIRD-GENERATION SKELETAL TARGETING THERAPEUTIC RADIOPHARMACEUTICAL FOR THE RELIEF OF PAIN IN PATIENTS WITH CONFIRMED OSTEOBLASTIC METASTATIC BONE LESIONS.

Quadramet
(samarium Sm-153 lexidronam injection)

ProstaScint

Used to image the extent and location of prostate cancer, ProstaScint is the first and only commercial product targeting prostate-specific membrane antigen (PSMA), a unique marker that is abundantly expressed on prostate cancer cells at all stages of disease. Prior to ProstaScint, there have been no reliable, non-invasive tests to identify metastatic disease in newly diagnosed and recurrent prostate cancer patients.

In June 2003, Cytogen entered into two significant partnerships with GE Medical Systems and Siemens Medical Solutions to combine their respective digital imaging technologies with Cytogen's ProstaScint. Cytogen is proud of these alliances because the growth potential for ProstaScint will be tied to advances in imaging technology (including fusion imaging and image enhancements) and emerging applications (including image-guided therapy and biopsy). Working with GE and Siemens, Cytogen believes that it will be able to help ProstaScint reach a broader base of customers and provide physicians with improved diagnostic confidence.

In addition, data published in October's *International Journal of Radiation Oncology* showed that ProstaScint fusion imaging effectively guided prostate cancer therapy. This study provides further evidence of how important advances in imaging technology can define new roles for ProstaScint. The potential of fusing ProstaScint scans with computed tomography images to map areas of prostate cancer to specific anatomic sites may help physicians treat prostate cancer with greater precision and reduced side effects.


PROSTASCINT

PROSTASCINT IS A MOLECULAR IMAGING AGENT TARGETING PROSTATE-SPECIFIC MEMBRANE ANTIGEN (PSMA) EXPRESSION USED TO IMAGE THE EXTENT AND SPREAD OF PROSTATE CANCER IN PREVIOUSLY DIAGNOSED PATIENTS.

ProstaScint
(capromab pendetide)


Perseverance
Perseverance helps one find the strength when needed to go beyond any obstacles in his way. Cytogen's mission is to conquer the unmet clinical needs of our patients and help improve quality of life.



Execution

Without expert execution, the mountain remains forever unconquered and out of reach. Cytogen's execution of our long-term business plan will place us closer to our goal of significantly increasing stockholder value.

Combidex

In addition to its marketed products, Quadramet and ProstaScint, Cytogen is focusing on an important near-term product opportunity with Combidex. Combidex, an investigational molecular imaging agent consisting of lymphotropic superparamagnetic nanoparticles used in conjunction with magnetic resonance imaging to aid in the diagnosis of metastatic lymph nodes, is pending clearance by the FDA.

In 2000, Cytogen acquired the exclusive rights to market Combidex in the United States from its developer, Advanced Magnetics, Inc. (AVM). AVM received an approvable letter and is working with the FDA to resolve outstanding issues in an effort to bring Combidex to market.

Study results published in the *New England Journal of Medicine* (NEJM) in 2003 support Combidex. In the paper, researchers concluded that the use of Combidex allows for the detection of small and otherwise undetectable lymph node metastasis in prostate cancer patients. In addition to NEJM, other scientific publications and presentations demonstrated that Combidex has a potential role in additional indications. Earlier studies have shown that Combidex assists in accurate detection of lymph node disease in patients in a variety of cancers, including breast, testicular, renal, bladder, brain and cervical.

Pipeline

Cytogen's research and development pipeline includes product candidates at various stages of clinical and pre-clinical development, including human monoclonal antibodies and cancer vaccines based on prostate-specific membrane antigen, or PSMA, technologies. These technologies are being developed through the PSMA Development Company LLC, a joint venture between Cytogen and Progenics Pharmaceuticals, Inc. In November 2003, new findings were published in the *Proceedings of the National Academy of Sciences* that highlight antibody and vaccine therapies targeting PSMA. Cytogen is also conducting research in cellular signaling through its AxCell Biosciences research subsidiary.



COMBIDEX IS AN INVESTIGATIONAL MOLECULAR IMAGING AGENT CONSISTING OF LYMPHOTROPIC SUPERPARAMAGNETIC NANOPARTICLES USED IN CONJUNCTION WITH MAGNETIC RESONANCE IMAGING TO AID IN THE DIAGNOSIS OF METASTATIC LYMPH NODES.

Combidex
(ferumoxtran-10)

Cytogen Highlights 2003

- Reacquired marketing rights to Quadramet from Berlex Laboratories Inc., together with the requisite capital raise;
- Clinical data relating to both ProstaScint and Quadramet was presented at the Society of Nuclear Medicine (SNM) meeting;
- Separate marketing alliances for improved ProstaScint imaging were formed with General Electric Medical Systems and Siemens;
- Combidex data published in a lead article in the *New England Journal of Medicine* (2003, Volume 348, No. 25, pp. 2491–2499);
- Investigational data supporting Quadramet combination therapy with both docetaxel and zoledronic acid was presented at the American Society of Clinical Oncology meeting;
- Investigational data supporting Quadramet high-dose therapy was presented by Mayo Clinic researchers at the SNM meeting;
- Monetized Cytogen's royalty rights to Antisoma plc's lead product, R1549 (formerly Pemtumomab), for potential of an aggregate of $1 million in payments, $500,000 of which was received in 2003;
- Combidex clinical data was presented at the International Society for Magnetic Resonance in Medicine 11th Scientific Meeting from a study including patients with breast and prostate cancer;
- Christopher P. Schnittker, CPA joined Cytogen as Vice President and Chief Financial Officer in September 2003;
- $60 million shelf registration statement was declared effective by the SEC in November 2003, of which $20.5 million in gross proceeds was received from the sale of Cytogen's common stock in November 2003;
- Clinical data relating to Quadramet's potential role in multiple myeloma was presented at the American Society of Hematology meeting;
- Combidex data in a variety of cancers were presented at the Radiological Society of North America (RSNA) meeting;
- First biological validation of Cytogen's novel proteomics technology was presented at the International Union of Biochemistry & Molecular Biology and Human Proteome Organization World Congress Meeting;
- Phase III clinical study of Combidex in lymph nodes was published in the September issue of the journal *Radiology* (2003, Volume 228, No. 3, pp. 777–788) demonstrating that Combidex aids in the non-invasive evaluation of metastatic lymph nodes in patients with head and neck, chest, breast, abdominal, and pelvic cancers;
- Investigational data demonstrating that ProstaScint-guided prostate brachytherapy results in a high probability of actuarial four-year biochemical disease-free survival for patients with localized prostate cancer was published in the *International Journal of Radiation Oncology Biology Physics* (2003, Volume 57, No. 2, pp. 362–370);
- New prostate-specific membrane antigen (PSMA) findings were published in the *Proceedings of the National Academy of Sciences* (2003, Volume 100, No. 22, pp. 12590–12595); and
- Outcomes data supporting that central abdominal pattern of uptake with ProstaScint indicates metastatic disease and investigational data demonstrating that ProstaScint can influence post-prostatectomy radiotherapy decision making was presented at the RSNA meeting.

CYTOGEN

Proprietary and Licensed Oncology Products, Product Candidates & Pipeline



Therapeutic
Preclinical
Phase I
Phase II
Phase III
Marketed
Quadramet
PSMA rs protein vaccine
PSMA viral vector vaccine
PSMA monoclonal antibodies
Molecular Imaging/Diagnostic
Preclinical
Phase I
Phase II
Phase III
Marketed
ProstaScint
NMP22® BladderChek®
Combidex

Note: Combidex received an approvable letter, subject to certain conditions, from the U.S. Food and Drug Administration in June of 2000.

Therapeutic:

Product	Description	Status
Quadramet *(samarium Sm-153 lexidronam injection)*	Third-generation skeletal targeting therapeutic radiopharmaceutical for the relief of pain in patients with confirmed osteoblastic metastatic bone lesions	Developed by Cytogen based upon technology licensed from the Dow Chemical Company; Marketed in the United States by Cytogen as of August 1, 2003, and previously by Berlex Laboratories Inc., from May 1999 until July 2003
PSMA *(rs protein vaccine)*	A vaccine consisting of recombinant soluble PSMA combined with an immune stimulant to induce an immune response	Phase I Jointly developed with Progenics Pharmaceuticals, Inc.
PSMA *(viral vector vaccine)*	A vaccine that utilizes a viral vector designed to deliver the PSMA gene to immune system cells in order to generate potent and specific immune response	Preclinical Jointly developed with Progenics Pharmaceuticals, Inc.
PSMA *(monoclonal antibodies)*	Novel fully-human monoclonal antibodies that bind to the three-dimensional structure of PSMA as presented on cancer cells, including "naked," toxin-linked and radio-labeled approaches	Preclinical Jointly developed with Progenics Pharmaceuticals, Inc.

Molecular Imaging/Diagnostic:

Product	Description	Status
ProstaScint *(capromab pendetide)*	Monoclonal antibody-based imaging agent targeting PSMA used to image the extent and spread of prostate cancer in previously diagnosed patients	Developed and marketed by Cytogen in the United States
Combidex *(ferumoxtran-10)*	Investigational molecular imaging agent consisting of lymphotropic superparamagnetic nanoparticles used in conjunction with magnetic resonance imaging to aid in the diagnosis of metastatic lymph nodes	Under review by the United States Food and Drug Administration; Received an approvable letter in June 2000; Developed by Advanced Magnetics, Inc. and exclusively licensed by Cytogen for marketing in the United States
NMP22® BladderChek® *(nuclear matrix protein-22)*	A point-of-care in vitro diagnostic test for bladder cancer	Developed by Matritech, Inc., marketed to oncologists by Cytogen in the United States


Success
These are some of the qualities that have driven our patients to succeed in their lives. Discovering new ways to improve the quality of their lives is what drives us.

Selected Financial Data

The following selected financial information has been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2003. The selected financial data set forth below should be read in conjunction with the consolidated financial statements, including the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information provided elsewhere in this report.

(All amounts in thousands, except per share data)	Year Ended December 31, 2003	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA:					
Revenues:					
Product sales	**$ 9,823**	$ 10,626	$ 8,782	$ 7,523	$ 7,073
Royalties	**1,105**	1,842	2,063	2,004	1,060
License and contract	**2,914**	463	912	1,024	3,171
Total revenues	**13,842**	12,931	11,757	10,551	11,304
Operating Expenses:					
Cost of product related and contract manufacturing revenues	**6,268**	4,748	4,216	4,513	4,213
Selling, general and administrative	**11,550**	11,247	11,178	11,060	7,711
Research and development	**2,659**	7,605	10,091	6,957	3,849
Equity in loss of joint venture	**3,452**	2,886	332	—	—
Impairment of intangible assets[1]	**115**	1,729	—	—	—
Acquisition of marketing and technology rights[2]	**—**	—	—	13,241	1,214
Total operating expenses	**24,044**	28,215	25,817	35,771	16,987
Operating loss	**(10,202)**	(15,284)	(14,060)	(25,220)	(5,683)
Loss on investment	**—**	(516)	—	—	—
Gain on sale of laboratory and manufacturing facilities	**—**	—	—	—	3,298
Other income (expense), net	**(44)**	101	857	611	412
Loss before income taxes and cumulative effect of accounting change	**$(10,246)**	(15,699)	(13,203)	(24,609)	(1,973)
Income tax benefit	**(888)**	—	(1,103)	(1,625)	(2,702)
Income (loss) before cumulative effect of accounting change	**(9,358)**	(15,699)	(12,100)	(22,984)	729
Cumulative effect of accounting change[3]	**—**	—	—	(4,314)	—
Net income (loss)	**$ (9,358)**	$(15,699)	$(12,100)	$(27,298)	$ 729
Net income (loss) per share:					
Basic and diluted net income (loss) before cumulative effect of accounting change	**$ (0.92)**	$ (1.85)	$ (1.56)	$ (3.13)	$ 0.11
Cumulative effect of accounting change[3]	**—**	—	—	(0.59)	—
Basic and diluted net income (loss)	**$ (0.92)**	$ (1.85)	$ (1.56)	$ (3.72)	$ 0.11
Weighted average common shares outstanding:					
Basic	**10,205**	8,466	7,778	7,334	6,718
Diluted	**10,205**	8,466	7,778	7,334	6,819
Pro forma amounts assuming accounting change is applied retroactively:					
Net loss				$(22,984)	$ (484)
Basic and diluted net loss per share				$ (3.13)	$ (0.07)

Selected Financial Data

(continued)

(All amounts in thousands)	2003	2002	2001	2000	1999
	December 31,				
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	**$ 30,215**	$ 14,725	$ 11,309	$ 11,993	$ 12,394
Total assets	**43,695**	19,894	21,492	20,416	18,605
Long-term liabilities	**2,454**	2,614	2,291	2,374	2,416
Accumulated deficit	**(365,738)**	(356,380)	(340,681)	(328,581)	(301,283)
Stockholders' equity	**36,040**	10,588	11,214	7,218	10,549

(1) Reflects a non-cash charge to write off the carrying value of the licensing fees associated with NMP22 BLADDERCHEK in 2003 and BRACHYSEED I-125 and BRACHYSEED Pd-103 in 2002.
(2) In August 2000, the Company licensed product rights from Advanced Magnetics, Inc. In June 1999, the Company acquired Prostagen, Inc.
(3) In 2000, the Company recorded a non-cash charge for the cumulative effect related to the adoption of SEC Staff Accounting Bulletin No. 101.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Annual Report regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and investors are cautioned not to put any undue reliance on any forward-looking statement. We cannot guarantee that we will actually achieve the plans, intentions or expectations disclosed in any such forward-looking statements. Factors that could cause actual results to differ materially, include, but are not limited to those identified under the caption "Additional Factors That May Affect Future Results," provided in our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 15, 2004.

Any forward-looking statements made by us do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume, and specifically disclaim, any obligation to update any forward-looking statements, and these statements represent our current outlook only as of the date given.

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes thereto contained elsewhere herein, as well as from time to time in our other filings with the Securities and Exchange Commission.

Overview

Founded in 1980, Cytogen Corporation of Princeton, NJ is a product-driven, oncology-focused biopharmaceutical company that licenses, develops and commercializes both therapeutic and molecular imaging/diagnostic products that address the unmet medical needs of physicians and the patients they serve. We directly market QUADRAMET™ (samarium Sm-153 lexidronam injection), PROSTASCINT® (capromab pendetide) kit for the preparation of Indium In-111 capromab pendetide, and NMP22® BLADDERCHEK® (nuclear matrix protein-22) in the United States. We also have exclusive United States marketing rights to COMBIDEX® (ferumoxtran-10), which is under review by the U.S. Food and Drug Administration. We are also developing therapeutics targeting prostate-specific membrane antigen (PSMA), a protein highly expressed on the surface of prostate cancer cells and the neovasculature of solid tumors. Full prescribing information for our products is available at www.cytogen.com or by calling 1-800-833-3533. For more information, please visit our website at www.cytogen.com, which is not part of this Annual Report.

The year 2003 was a transformational period for Cytogen, highlighted by the reacquisition of marketing rights to our lead therapeutic product, QUADRAMET, from Berlex and substantial balance sheet improvement from prior years, with in excess of $35 million of capital raised during the year from recognized institutional investors. Through QUADRAMET investigational clinical data presented at a number of medical meetings in 2003 and broader follow-up studies thereon planned in 2004, we hope to set the stage for potential product expansion opportunities. Our PROSTASCINT collaborations signed in 2003 with General Electric Medical Systems and Siemens and an improved reimbursement climate should help to drive future sales for this product. In addition, COMBIDEX, which we are committed to launching pending regulatory clearance, was brought to the forefront of national attention with a lead publication in the *New England Journal of Medicine* in June 2003.

Significant Events in 2003

Draximage

In January 2003, we provided Draximage with notice of termination for each of our license and distribution agreement and product manufacturing and supply agreement with respect to both of Draximage's BRACHYSEED I-125 and BRACHYSEED Pd-103 products. We launched BRACHYSEED I-125 and BRACHYSEED Pd-103 in February 2001 and May 2002, respectively. Effective January 24, 2003, we no longer accept or fill new orders for either of these products. In April 2003, we entered into an agreement with Draximage to formally terminate each of these agreements.

Quadramet Reacquisition

In June 2003, we entered into an agreement with Berlex Laboratories, Inc., whereby marketing rights held by Berlex to market QUADRAMET in North America and Latin America would be returned to us in exchange for an upfront payment of $8.0 million and royalties based on future sales, subject to our receipt of requisite financing to complete the transaction. In August 2003, we paid Berlex the upfront payment of $8.0 million and reacquired such marketing rights to QUADRAMET.

Capital Raising and Shelf Registration

In June 2003, we issued and sold 1,052,632 shares of our common stock to certain institutional investors at $4.75 per share for net proceeds of $4.6 million. In connection with this financing, we also issued warrants, which are exercisable until June 6, 2008, to these investors to purchase an aggregate of 315,790 shares of our common stock with an exercise price of $6.91 per share.

In July 2003, we issued and sold an additional 1,172,332 shares of our common stock to institutional investors at $8.53 per share for net proceeds of $9.3 million. We also issued warrants, which are exercisable until July 10, 2008, to purchase: (i) 1,172,332 shares of our common stock with an exercise price of $12.80 per share to the institutional investors; (ii) 100,000 shares of our common stock at an exercise price of $12.80 per share to a consultant; and (iii) an aggregate of 250,000 shares of our common stock at an exercise price of $10.97 per share to certain of our stockholders in exchange for their waiver of certain rights in connection with this financing.

On October 29, 2003, we filed a shelf registration statement on Form S-3 (File No. 333-110040) with the Securities and Exchange Commission relating to the registration of up to an aggregate of $60.0 million in shares of our common stock. The SEC declared the registration statement effective on October 30, 2003. On November 6, 2003, we issued and sold an aggregate of 1,863,637 shares of our common stock pursuant to this shelf registration statement at a price of $11.00 per share to certain institutional investors for net proceeds of $20.4 million.

New Chief Financial Officer

In September 2003, we announced that Christopher P. Schnittker, CPA, joined the Company as Vice President and Chief Financial Officer.

Antisoma Research Limited

In September 2003, Antisoma Research Limited acquired certain royalty rights to Antisoma's lead product, R1549 (formerly Pemtumomab), from us. In connection with Antisoma's acquisition of such rights, Antisoma made a cash payment to us of $500,000 and has agreed to make an additional payment of $500,000 upon the first commercial sale, if any, of the R1549 product. In return, we relinquished our right to receive royalties equivalent to 1.65% of future net sales, if any, of the R1549 product.

Matritech

In October 2003, we entered into an amendment and restatement of our distribution agreement with Matritech originally executed on October 18, 2002. Under the terms of this amended and restated agreement, which took effect on November 8, 2003, we had a non-exclusive right to sell NMP22 BLADDERCHEK to urologists until December 31, 2003 and have an exclusive right to continue to sell NMP22 BLADDERCHEK to oncologists through the term of the restated agreement, which is December 31, 2004. All minimum sales requirements were removed from the agreement.

RESULTS OF OPERATIONS

Year Ended December 31, 2003 as Compared to December 31, 2002

Revenues

			Increase/(Decrease)	
(All amounts in thousands, except percentage data)	**2003**	2002	$	%
PROSTASCINT	**$ 6,523**	$ 7,923	$(1,400)	(18)%
QUADRAMET:				
Product Sales (commenced August 2003)	**2,765**	—	2,765	n/a
Royalties (ceased July 2003)	**1,105**	1,842	(737)	(40)%
NMP22 BLADDERCHEK (commenced November 2002)	**295**	14	281	2,007 %
BRACHYSEED (ceased January 2003)	**240**	2,507	(2,267)	(90)%
ONCOSCINT (ceased December 2002)	**—**	182	(182)	(100)%
License and Contract	**2,914**	463	2,451	529 %
	$13,842	$12,931	$ 911	7 %

Total revenues for the year ended December 31, 2003 were $13.8 million compared to $12.9 million for the same period in 2002. Product related revenues, which include product sales and royalties, accounted for 79% and 96% of total revenues in 2003 and 2002, respectively. License and contract revenues accounted for the remainder of revenues.

PROSTASCINT. PROSTASCINT sales were $6.5 million for the year ended December 31, 2003, a decrease of $1.4 million from $7.9 million for the same period of 2002. Sales of PROSTASCINT accounted for 60% and 64% of product related revenues for 2003 and 2002, respectively. PROSTASCINT has historically been a challenging product for physicians and technologists to use, in part due to inherent limitations in nuclear medicine imaging. While we believe that the period to period decrease in PROSTASCINT sales that we have experienced is due, to a large degree, to such challenge, we also believe that such decline in PROSTASCINT revenue may be reversed depending upon, among other things, the implementation and continued research relating to the following: (i) advances in imaging technology; (ii) new product applications; and (iii) improvements in healthcare reimbursement practices. We cannot assure you that we will be able to successfully market PROSTASCINT or that PROSTASCINT will achieve greater market penetration on a timely basis or result in significant revenues for us.

QUADRAMET. Berlex Laboratories marketed QUADRAMET in the United States through July 31, 2003. On August 1, 2003, we reacquired marketing rights to QUADRAMET from Berlex and began marketing QUADRAMET through our internal specialty sales force. Effective upon the reacquisition of such marketing rights, we no longer receive royalty revenue from Berlex for QUADRAMET and we pay royalties to Berlex on our sales of QUADRAMET. On August 1, 2003, we began recognizing product revenue from our sales of QUADRAMET. Royalty revenue from sales of QUADRAMET for the year ended December 31, 2003 was $1.1 million from January 1, 2003 through July 31, 2003 compared to $1.8 million in the full year 2002. In 2003, Cytogen recorded QUADRAMET sales of $2.8 million from August 1, 2003 through December 31, 2003. QUADRAMET product sales and royalties combined accounted for 35% and 15% of product related revenues for 2003 and 2002, respectively. Currently, we market QUADRAMET only in the United States. Schering AG, Germany, through its subsidiary CIS Bio International, will continue to market QUADRAMET in Europe as a direct licensee of Dow Chemical Company. We believe that the future growth and market penetration of QUADRAMET is dependent upon, among other things: (i) new clinical data supporting the expanded and earlier use of QUADRAMET in various cancers; (ii) novel research supporting combination uses with other therapies, such as chemotherapeutics and bisphophonates; and (iii) establishing the use of QUADRAMET at higher doses to target and treat primary bone cancers. We cannot assure you that we will be able to successfully market QUADRAMET or that QUADRAMET will achieve greater market penetration on a timely basis or result in significant revenues for us.

NMP22 BLADDERCHEK. NMP22 BLADDERCHEK sales for the year ended December 31, 2003 were $295,000, which represented 3% of our total product related revenues compared to $14,000 in 2002. We began promoting NMP22 BLADDERCHEK to both urologists and oncologists in the United States in November 2002 using our internal sales force. On October 30, 2003, we entered into an amended and restated distribution agreement with Matritech whereby, effective November 8, 2003, we had the right to non-exclusively market NMP22 BLADDERCHEK to urologists through December 31, 2003 and also to exclusively market NMP22 BLADDERCHEK to oncologists through the term of the amended agreement, which is December 31, 2004. We cannot assure you that we will be able to successfully market NMP22 BLADDERCHEK or that NMP22 BLADDERCHEK will achieve greater market penetration on a timely basis or result in significant revenues for us.

BRACHYSEED. Effective January 24, 2003, we stopped accepting and filling new orders for the BRACHYSEED I-125 and BRACHYSEED Pd-103 products. In April 2003, we entered into an agreement with Draximage to formally terminate our agreements with respect to these products. Sales of BRACHYSEED products in 2003 totaled $240,000, or 2% of product related revenues. BRACHYSEED sales for the year ended December 31, 2002 were $2.5 million, which represented 20% of our product related revenues.

ONCOSCINT CR/OV. We stopped selling ONCOSCINT CR/OV in December 2002 in order to focus our efforts on other oncology products, primarily because the market for ONCOSCINT CR/OV for colorectal cancer diagnosis was negatively affected by positron emission tomography, or "PET," scans which have shown the same or higher sensitivity than ONCOSCINT CR/OV. ONCOSCINT CR/OV. sales for the year ended December 31, 2002 were $182,000.

License and Contract Revenues. License and contract revenues were $2.9 million and $463,000 for the years ended December 31, 2003 and 2002, respectively. Under SAB 101, which we adopted in 2000, license revenues from certain up-front, non-refundable license fees previously recognized in prior years were deferred and were being amortized over the estimated performance period. In 2003, we recognized $2.2 million of previously deferred license revenue compared to $410,000 for the same period in 2002. Such increase from the prior year period is due primarily to our recognition of the remaining unamortized deferred revenue in the amount of $1.9 million related to an up-front license payment, net of associated costs, which we received from Berlex Laboratories in 1998 for granting them the marketing rights to QUADRAMET. In August 2003, the 1998 license agreement was terminated and we reacquired those rights from Berlex. In addition, during 2003, we recognized $500,000 from Antisoma Research Limited in connection with Antisoma's acquisition of certain royalty rights to its lead product, R1549 (formerly Pemtumomab), because we have no continuing involvement in this arrangement. We also recognized $214,000 of contract revenues in 2003, compared to $53,000 in 2002, for limited research and development services provided by us to the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals Inc. The level of future revenues, if any, for contract services provided to the joint venture may vary and will depend upon the extent of research and development services required by the joint venture.

Operating Expenses

(All amounts in thousands, except percentage data)	2003	2002	Increase/(Decrease) $	%
Cost of product related revenues	**$ 6,268**	$ 4,748	$ 1,520	32 %
Selling, general and administrative	**11,550**	11,247	303	3 %
Research and development	**2,659**	7,605	(4,946)	(65)%
Equity in loss of joint venture	**3,452**	2,886	566	20 %
Impairment of intangible assets	**115**	1,729	(1,614)	(93)%
	$24,044	$28,215	$(4,171)	(15)%

Total operating expenses for the year ended December 31, 2003 were $24.0 million compared to $28.2 million for the same period of 2002.

Cost of Product Related Revenues. Cost of product related revenues for the year ended December 31, 2003 were $6.3 million compared to $4.7 million for the same period of 2002. The increase from the prior year is due to our August 2003 assumption of responsibility for manufacturing costs for QUADRAMET and royalties to Berlex on our sales of QUADRAMET. Also included in the 2003 cost of product related revenues is the amortization of the up-front payment to Berlex to reacquire QUADRAMET and inventory reserves for excess PROSTASCINT and NMP22 BLADDERCHEK due to shelf-life expiration issues. These increases are partially offset by lower costs associated with our discontinuation of BRACHYSEED products in January 2003 and ONCOSCINT in December 2002.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2003 were $11.6 million compared to $11.2 million for the same period of 2002. The increase from the prior year is primarily due to the selling and marketing efforts for NMP22 BLADDERCHEK and QUADRAMET in 2003 as well as increased insurance, legal, and professional fees. Also included in selling, general and administrative expenses are $497,000 in stock-based compensation expenses related to warrants granted to certain consultants in 2003. These increases are partially offset by the discontinuation of selling and marketing activities related to BRACHYSEED products in January 2003, the 2002 AxCell restructuring charge of $869,000, and non-recurring stock-based compensation expenses for a key employee in 2002. As of March 1, 2004, we employed 61 persons, 60 of whom are employed full-time and 1 of whom is employed part-time. Of such 61 persons, 4 were employed in our AxCell subsidiary, 2 in regulatory, 5 in clinical activities, 14 in administration and management, and 36 in sales and marketing. The employees in sales and marketing included 8 Regional Oncology Specialists and 23 Regional and Territory Managers. We had 31 employees in sales and marketing as of December 31, 2003 and 27 as of December 31, 2002. In 2004, we expect to expand our sales force and implement other marketing initiatives associated with the commercialization of our existing and anticipated oncology products which may increase current expenditure levels.

Research and Development. Research and development expenses for the year ended December 31, 2003 were $2.7 million compared to $7.6 million for the same period of 2002. The 2003 expenses reflect, primarily, costs associated with our efforts to explore new applications for PROSTASCINT such as image guided therapies and imaging enhancements. The 2003 decrease from the prior year is attributable primarily to a non-cash milestone expense of $2.0 million occurring only in 2002 related to the progress of dendritic cell prostate cancer clinical trials at Northwest Biotherapeutics. Also contributing to this decrease were decreases in AxCell research and development expenditures as a result of the September 2002 restructuring and the 2003 settlement and termination of a 2000 agreement with DSM Biologics relating to the development of a new manufacturing process for PROSTASCINT, which resulted in a net credit of $580,000 to manufacturing development costs in 2003. In 2003 and 2002, we incurred $1.4 million and $3.6 million, respectively, in expenses relating to AxCell's operations. In September 2002, we significantly reduced AxCell's workforce to reduce the cash expenditures relating to AxCell in order to leverage our oncology franchise. In 2004, we expect to conduct investigational studies related to QUADRAMET product expansion which may increase current expenditure levels.

Equity in Loss of Joint Venture. Our 50% share of the equity loss in the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals, Inc., was $3.5 million in 2003 compared to $2.9 million for the same period of 2002. We equally share ownership and costs of the joint venture with Progenics and account for the joint venture using the equity method of accounting. The joint venture's work plan, budget, and other operational and financial matters relating to 2004 were approved by us and Progenics. We expect to incur significant and increasing costs in the future to fund our share of the development costs of the joint venture.

Impairment of Intangible Assets. In 2003, we recorded a non-cash charge of $115,000 for the impairment of the carrying value of an up-front license fee associated with NMP22 BLADDERCHEK, which we believe will not be recoverable given our projected sales volumes. During 2002, we recorded a non-cash charge of $1.7 million to impairment of intangible assets which represented the write-off of the carrying value of the up-front license fees associated with BRACHYSEED I-125 and BRACHYSEED Pd-103, as the carrying value would not have been recoverable. In January 2003, we served notice of termination for each of our license and distribution agreement and product manufacturing and supply agreement with Draximage with respect to the BRACHYSEED products. As of January 24, 2003, we no longer accept or fill new orders for either BRACHYSEED product.

Interest Income/Expense. Interest income for the year ended December 31, 2003 was $141,000 compared to $274,000 for the same period of 2002. The decrease from the prior year is due to a lower average yield on investments. Interest expense for 2003 was $185,000 compared to $173,000 for the same period of 2002. Interest expense includes interest on outstanding debt and finance charges related to various equipment leases.

Loss on Investment. We recorded a non-cash charge of $516,000 during 2002 for a complete impairment in the carrying value of our investment in shares of common stock of Northwest Biotherapeutics Inc., which we had received as part of our acquisition of Prostagen in 1999. The fair value of such investment, based on the quoted market prices, had dramatically decreased from its original carrying value of $516,000. Based on an evaluation of the financial condition of Northwest and the then current stock price, we concluded that the decline was other than temporary and that the carrying amount of this investment would not be recoverable.

Income Tax Benefit. During 2003, we sold a portion of our New Jersey state net operating loss and research and development credit carryforwards, which resulted in the recognition of $888,000 in income tax benefits. Assuming the State of New Jersey continues to fund this program, which is uncertain, the future amount of net operating loss and research and development credit carryforwards which we may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey. We did not recognize any such benefits in 2002.

Net Loss. The net loss for the year ended December 31, 2003 was $9.4 million compared to $15.7 million reported for the same period of 2002. The net loss per share for the year ended December 31, 2003 was $0.92 based on weighted average common shares outstanding of 10.2 million, compared to a net loss per share of $1.85 based on weighted average common shares outstanding of 8.5 million for the same period in 2002.

Year Ended December 31, 2002 as Compared to December 31, 2001

Revenues

			Increase/(Decrease)	
(All amounts in thousands, except percentage data)	2002	2001	$	%
PROSTASCINT	$ 7,923	$ 7,640	$ 283	4 %
QUADRAMET Royalties	1,842	2,063	(221)	(11)%
NMP22 BLADDERCHEK (commenced November 2002)	14	—	14	n/a
BRACHYSEED	2,507	779	1,728	222 %
ONCOSCINT	182	363	(181)	(50)%
License and Contract	463	912	(449)	(49)%
	$12,931	$11,757	$1,174	10 %

Total revenues for the year ended December 31, 2002 and 2001 were $12.9 million and $11.8 million, respectively. Product related revenues, which included product sales and royalties, accounted for 96% of total revenues in 2002 compared to 92% in the same period of 2001. License and contract revenues accounted for the remainder of revenues.

PROSTASCINT. Sales of PROSTASCINT for the year ended December 31, 2002 were $7.9 million compared to $7.6 million for the same period of 2001. PROSTASCINT sales accounted for 64% and 70% of product related revenues for 2002 and 2001, respectively.

QUADRAMET. Royalties from QUADRAMET for the year ended December 31, 2002 were $1.8 million compared to $2.1 million for the same period of 2001. The decrease was partially due to a temporary and infrequent disruption in the supply of QUADRAMET from the manufacturer of the product during the third quarter of 2002, which was subsequently resolved.

NMP22 BLADDERCHEK. The initial sales of NMP22 BLADDERCHEK were $14,000 in 2002. During the fourth quarter of 2002, we entered into a five-year agreement with Matritech Inc. for us to be the sole distributor for Matritech's NMP22 BLADDERCHEK test to urologists and oncologists in the United States. We began marketing NMP22 BLADDERCHEK in November 2002.

BRACHYSEED. Sales of BRACHYSEED for the year ended December 31, 2002 were $2.5 million and accounted for 20% of product related revenues, compared to $779,000, or 7% of product related revenues, for the same period of 2001. The increase from the prior year is due to increased market penetration of BRACHYSEED I-125 since its market introduction in February 2001, and to the initial sales of BRACHYSEED Pd-103, which was launched in May 2002.

ONCOSCINT CR/OV. Sales of ONCOSCINT CR/OV were $182,000 in 2002 compared to $363,000 for the same period of 2001. The market for ONCOSCINT CR/OV for colorectal cancer diagnosis has been negatively affected by positron emission tomography, or "PET," scans which have shown the same or higher sensitivity than ONCOSCINT CR/OV. Accordingly, we discontinued selling ONCOSCINT CR/OV at the end of 2002 in order to focus on our other oncology products.

License and Contract Revenues. License and contract revenues for the years ended December 31, 2002 and 2001 were $463,000 and $912,000, respectively. Under SAB 101, which we adopted in 2000, license revenues from certain up-front, non-refundable license fees previously recognized in prior years were deferred and were being amortized over the estimated performance period. In 2002, we recognized $410,000 of previously deferred license revenue compared to $860,000 for the same period in 2001. In 2002, we performed limited research and development services for the PSMA Development Company LLC, our joint venture with Progenics Pharmaceuticals, Inc., and recorded $53,000 in revenue for such services. The level of future revenues from the joint venture will be dependent upon the extent of research and development services requested by the joint venture.

Operating Expenses

(All amounts in thousands, except percentage data)	2002	2001	Increase/(Decrease) $	Increase/(Decrease) %
Cost of product related revenues	$ 4,748	$ 4,216	$ 532	13 %
Selling, general and administrative	11,247	11,178	69	1 %
Research and development	7,605	10,091	(2,486)	(25)%
Equity in loss of joint venture	2,886	332	2,554	769 %
Impairment of intangible assets	1,729	—	1,729	n/a
	$28,215	$25,817	$2,398	9 %

Total operating expenses for the year ended December 31, 2002 were $28.2 million, compared to $25.8 million for the same period of 2001.

Cost of Product Related Revenues. Cost of product related revenues for the year ended December 31, 2002 were $4.7 million compared to $4.2 million for the same period of 2001. The increase from the prior year period is due primarily to increases in sales of our products and to a $169,000 charge to reserve for excess inventory for ONCOSCINT and PROSTASCINT, partially offset by lower facility related costs associated with the manufacturing of PROSTASCINT.

Selling, General and Administrative. Selling, general and administrative expenses of $11.2 million for the year ended December 31, 2002 were relatively flat compared to 2001. The 2002 expenses include a charge of $869,000 related to a restructuring of AxCell in September 2002 and a non-recurring stock-based compensation charge for a key employee. The 2001 expenses reflect costs associated with the launch of the BRACHYSEED I-125 product.

Research and Development. Research and development expenses for the year ended December 31, 2002 were $7.6 million compared to $10.1 million for the same period of 2001. The decrease from the prior year is due to decreased funding during 2002 for signal transduction research programs at AxCell and a reduction in expenses related to the development of a new manufacturing and purification process by DSM Biologics Company B.V. with respect to PROSTASCINT, partially offset by a stock-based milestone payment of $2.0 million in 2002 related to the progress of the dendritic cell prostate cancer clinical trials at Northwest Biotherapeutics, Inc. In 2002 and 2001, we invested $3.6 million and $4.9 million, respectively, in AxCell's research programs and $551,000 and $3.2 million, respectively, in our manufacturing process development of PROSTASCINT with DSM. We ceased working with DSM on a manufacturing process development in 2002. In connection with the AxCell restructuring plan in September 2002, cost-saving measures implemented at AxCell were expected to lower our annual operating expenses, which began in the fourth quarter of 2002.

Equity in Loss of Joint Venture. Our 50% share of the equity loss in the PSMA Development Company LLC, our joint venture with Progenics, was $2.9 million for 2002. The joint venture is equally owned by Progenics and us. We account for the joint venture using the equity method of accounting. Progenics was obligated to fund the initial $3.0 million of development costs of the joint venture, in addition to $2.0 million in supplemental capital contributions funded at certain defined dates, all of which they satisfied in 2001. Beginning in December 2001, we began to equally share the costs of the joint venture with Progenics. Our share of the loss of the joint venture was $332,000 for 2001.

Impairment of Intangible Assets. During 2002, we recorded a non-cash charge of $1.7 million related to the write-off of the carrying value of the up-front licensing fees associated with BRACHYSEED I-125 and BRACHYSEED Pd-103, as the carrying value will not be recoverable. In January 2003, we served notice of termination for each of our license and distribution agreement and product manufacturing and supply agreement with Draximage with respect to the BRACHYSEED products. As of January 24, 2003, we no longer accept or fill new orders for BRACHYSEED.

Interest Income/Expense. Interest income for the year ended December 31, 2002 was $274,000 compared to $635,000 for the same period of 2001. The decrease from the prior year is due to a lower average yield on investments during the respective periods. Interest expense for 2002 was $173,000 compared to $180,000 for the same period of 2001. Interest expense includes interest on outstanding debt and finance charges related to various equipment leases.

Loss on Investment. We recorded a non-cash charge of $516,000 during 2002 for a complete impairment in the carrying value of our investment in shares of common stock of Northwest Biotherapeutics, which we had received as part of our acquisition of Prostagen in 1999. The fair value of such investment, based on the quoted market prices, had dramatically decreased from its original carrying value of $516,000. Based on an evaluation of the financial condition of Northwest and the then current stock price, we concluded that the decline was other than temporary and that the carrying amount of this investment would not be recoverable.

Insurance Reimbursement. During 2001, we received a one-time payment of $402,000 from an insurance claim filed by us in 2000 to recover the loss of product resulting from the rupture of a tube during the manufacture of a batch of PROSTASCINT.

Income Tax Benefit. During 2001, we sold a portion of our New Jersey state net operating loss and research and development credit carryforwards, which resulted in the recognition of $1.1 million in income tax benefits. Assuming the State of New Jersey continues to fund this program, which is uncertain, the future amount of net operating loss and research and development credit carryforwards which we may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey. We did not recognize any such benefits in 2002.

Net Loss. The net loss for the year ended December 31, 2002 was $15.7 million compared to $12.1 million for the same period of 2001. The net loss per share for the year ended December 31, 2002 was $1.85 based on weighted average common shares outstanding of 8.5 million, compared to a net loss per share of $1.56 based on weighted average common shares outstanding of 7.8 million for the same period in 2001.

COMMITMENTS

We have entered into various contractual obligations and commercial commitments. The following table summarizes our contractual obligations as of December 31, 2003:

Contractual Obligation

(All amounts in thousands)	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Long-term debt[1]	$ —	$2,280	$ —	$ —	$ 2,280
Capital lease obligations	76	6	—	—	82
Facility leases	607	395	—	—	1,002
Other operating leases	9	—	—	—	9
Manufacturing and research and development contracts[2]	4,649	4,507	260	1,010	10,426
Investor relations and consulting services	834	128	—	—	962
Capital contribution to joint venture[3]	4,200	—	—	—	4,200
Minimum royalty payments[4]	1,000	2,000	2,000	4,833	9,833
Total	$11,375	$9,316	$2,260	$5,843	$28,794

(1) In August 1998, we received $2.0 million from Elan Corporation, plc in exchange for a convertible promissory note. The note is convertible into shares of our common stock at $28 per share, subject to adjustments, and matures in August 2005. The note bears annual interest of 7%, compounded semi-annually, however, such interest was not payable in cash but was added to the principal for the first 24 months; thereafter, interest is payable in cash. The note contains certain non-financial covenants, with which we are in compliance as of December 31, 2003.

(2) As a result of our recent reacquisition of marketing rights to QUADRAMET, we assumed all of Berlex's obligations under a manufacturing and supply agreement with BMSMI, including an obligation to pay manufacturing costs. Effective January 1, 2004, we entered into a new manufacturing and supply agreement with BMSMI whereby BMSMI will manufacture, distribute and provide order processing and customer services for us relating to QUADRAMET. Under the terms of the new agreement, we are obligated to pay at least $4.2 million annually through 2008, unless terminated by BMSMI or us on a two year prior written notice. This agreement will automatically renew for five successive one-year periods unless terminated by BMSMI or us on a two-year prior written notice. Accordingly, we have not included commitments beyond 2005.

(3) In 2004, we expect to provide $4.2 million in funding for the development of PSMA technologies through our joint venture with Progenics. Such funding amount in subsequent periods may vary dependent upon, among other things, the results of the joint venture's clinical trials and research and development activities, competitive and technological developments, and market opportunities.

(4) We acquired an exclusive license from The Dow Chemical Company for QUADRAMET for the treatment of osteoblastic bone metastases in certain territories. The agreement requires us to pay Dow royalties based on a percentage of net sales of QUADRAMET, or a guaranteed contractual minimum payment, whichever is greater, and future payment upon achievement of certain milestones. Future annual minimum royalties due to Dow are $1.0 million per year in 2004 through 2012 and $833,000 in 2013.

In addition to the above, we are obligated to make certain royalty payments based on sales of the related product and certain milestone payments if our collaborative partners achieve specific development milestones or commercial milestones.

LIQUIDITY AND CAPITAL RESOURCES

Condensed Statement of Cash Flows:

(All amounts in thousands)	2003
Net loss	$ (9,358)
Adjustment to reconcile net loss to net cash used in operating activities	(1,185)
Cash used in operating activities	(10,543)
Cash used in investing activities	(24,669)
Cash provided by financing activities	34,117
Net change in cash and cash equivalents	$ (1,095)

Our cash and cash equivalents were $13.6 million as of December 31, 2003, compared to $14.7 million as of December 31, 2002. The decrease in 2003 from 2002 was primarily due to increased operating cash usage and purchases of short term investments and product rights, partially offset by proceeds from the sales of our common stock. In 2003, 2002 and 2001, the cash used for operating activities was $10.5 million, $8.3 million, and $13.4 million, respectively. The 2003 increase from 2002 was primarily due to our build-up of PROSTASCINT inventories during 2003 and to increased funding to our joint venture, the PSMA Development Company LLC. The 2002 decrease from 2001 was primarily due to improved working capital management, which included a build-up of PROSTASCINT inventory in 2001 compared to a reduction in 2002. In 2004, we expect operating expenditures to increase over 2003 levels.

Overview

Historically, our primary sources of cash have been proceeds from the issuance and sale of our stock through public offerings and private placements, product related revenues, revenues from contract research services, fees paid under license agreements and interest earned on cash and short-term investments.

2003 Capital Raising Events

In 2003, we received $888,000 relating to the sales of a portion of our New Jersey state net operating loss and research and development credit carryforwards. Assuming the State of New Jersey continues to fund this program, which is uncertain, the future amount of net operating loss and research and development credit carryforwards which we may sell will also depend upon the allocation among qualifying companies of an annual pool established by the State of New Jersey.

In June 2003, we entered into a securities purchase agreement pursuant to which we sold 1,052,632 shares of our common stock to certain institutional investors at $4.75 per share, resulting in net proceeds of approximately $4.6 million. In connection with the sale, we issued to the investors warrants to purchase 315,790 shares of our common stock with an exercise price of $6.91 per share. The warrants are exercisable until June 6, 2008.

In July 2003, we entered into a securities purchase agreement pursuant to which we sold 1,172,332 shares of our common stock to certain institutional investors at $8.53 per share, resulting in net proceeds of approximately $9.3 million. In connection with the sale, we issued to the investors warrants to purchase 1,172,332 shares of our common stock with an exercise price of $12.80 per share. In addition, we also issued: (i) warrants to purchase 100,000 shares of our common stock at an exercise price of $12.80 per share to a consultant as part of its compensation for services rendered in connection with this financing; and (ii) warrants to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $10.97 per share, to certain of our stockholders, in connection with such stockholders' waiver of certain rights in connection with this financing. All warrants issued in connection with this financing are exercisable until July 10, 2008 and become automatically exercised, in full, if the closing price of our common stock is at least 130% of the exercise price then in effect ($16.64 or $14.26, as applicable) for 30 consecutive trading days. Upon receipt of written notice by us of such automatic exercise, the holders of the warrants must exercise such warrants by paying us the exercise price times the number of shares of common stock issuable upon exercise. The net proceeds from this financing were used for our reacquisition of QUADRAMET marketing rights from Berlex and related expenses.

On October 29, 2003, we filed a shelf registration statement on Form S-3 (File No. 333-110040) with the Securities and Exchange Commission relating to the registration of up to an aggregate of $60.0 million in shares of our common stock. The SEC declared the registration statement effective on October 30, 2003. On November 6, 2003, we issued and sold an aggregate of 1,863,637 shares of our common stock pursuant to this shelf registration statement at a price of $11.00 per share to certain institutional investors for net proceeds of $20.4 million.

As of December 31, 2003, our total cash, cash equivalents and short term investments were $30.2 million.

Other Liquidity Events

In August 2003, we paid to Berlex an up-front payment of $8.0 million to reacquire the marketing rights to QUADRAMET. Accordingly, effective August 1, 2003, we began recording product revenue from sales of QUADRAMET. Effective upon the reacquisition of such marketing rights, we no longer receive royalty revenue from Berlex and pay Berlex royalties on our sales of QUADRAMET. As a result of the reacquisition, we assumed all of Berlex's obligations under a manufacturing and supply agreement with BMSMI, which we fulfilled through December 31, 2003. Effective January 1, 2004, we entered into a new manufacturing and supply agreement with BMSMI whereby BMSMI will manufacture, distribute and provide order processing and customer services for us relating to QUADRAMET. Under the terms of the new agreement, we are obligated to pay at least $4.2 million annually through 2008, unless terminated by BMSMI or us on two years prior written notice. This agreement will automatically renew for five successive one-year periods unless terminated by BMSMI or us on a two year prior written notice. We also pay BMSMI a variable amount per month for each QUADRAMET order placed to cover the costs of customer service and distribution. In addition, we expect our QUADRAMET sales and marketing expenses to increase, which may result in an increase in our sales and product gross margin.

We have historically relied upon revenues from sales of the BRACHYSEED products to partially fund ongoing operations. For the years ended December 31, 2003 and 2002, revenue from the sale of BRACHYSEED products was $240,000 and $2.5 million, respectively. In January 2003, we served notice of termination of our agreements with Draximage, and in April 2003, entered into an agreement with Draximage to formally terminate each of our license and distribution agreement and product manufacturing and supply agreement with respect to both the BRACHYSEED I-125 and BRACHYSEED Pd-103 products. As of January 24, 2003, we no longer accept or fill new orders for the BRACHYSEED products.

In September 2003, Antisoma acquired certain royalty rights to Antisoma's lead product, R1549 (formerly Pemtumomab), from us. In connection with Antisoma's acquisition of such rights, Antisoma made a cash payment to us of $500,000 and has agreed to make an additional payment of $500,000 upon the first commercial sale, if any, of the R1549 product. In return, we relinquished our right to receive royalties equivalent to 1.65% of future net sales, if any, of the R1549 product.

Beginning in December 2001, we began to equally share the costs of the joint venture with Progenics. In 2003, we contributed an additional $4.0 million to the joint venture and expect to fund $4.2 million in 2004. We have not committed to fund the joint venture beyond December 31, 2004 at this time, but for existing contractual commitments as of that date. We may incur significant and increasing costs in the future to fund our share of the development costs from the joint venture. Such funding amount in subsequent periods may vary depending upon, among other things, the results of the clinical trials and research and development activities, competitive and technological developments, and market opportunities.

We acquired an exclusive license from The Dow Chemical Company for QUADRAMET for the treatment of osteoblastic bone metastases in certain territories. The agreement requires us to pay Dow royalties based on a percentage of net sales of QUADRAMET, or a guaranteed contractual minimum payment, whichever is greater, and future payment upon achievement of certain milestones. Future annual minimum royalties due to Dow are $1.0 million per year in 2004 through 2012 and $833,000 in 2013.

Our financial objectives are to meet our capital and operating requirements through revenues from existing products and licensing arrangements. To achieve these objectives, we may enter into research and development partnerships and acquire, in-license and develop other technologies, products or services. Certain of these strategies may require payments by us in either cash or stock in addition to the costs associated with developing and marketing a product or technology. However, we believe that, if successful, such strategies may increase long-term revenues. There can be no assurance as to the success of such strategies or that resulting funds will be sufficient to meet cash requirements until product revenues are sufficient to cover operating expenses, if ever. To fund these strategic and operating activities, we may sell equity or debt securities as market conditions permit or enter into credit facilities.

We have incurred negative cash flows from operations since our inception, and have expended, and expect to continue to expend in the future, substantial funds to implement our planned product development efforts, including acquisition of products and complementary technologies, research and development, clinical studies and regulatory activities, and to further our marketing and sales programs. We expect that our existing capital resources should be adequate to fund our operations and commitments at least into the middle of 2005. We cannot assure you that our business or operations will not change in a manner that would consume available resources more rapidly than anticipated. We expect that we will have additional requirements for debt or equity capital, irrespective of whether and when we reach profitability, for further product development costs, product and technology acquisition costs, and working capital.

Our future capital requirements and the adequacy of available funds will depend on numerous factors, including: (i) the successful commercialization of our products; (ii) the costs associated with the acquisition of complementary products and technologies; (iii) progress in our product development efforts and the magnitude and scope of such efforts; (iv) progress with clinical trials; (v) progress with regulatory affairs activities; (vi) the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; (vii) competing technological and market developments; and (viii) the expansion of strategic alliances for the sales, marketing, manufacturing and distribution of our products. To the extent that the currently available funds and revenues are insufficient to meet current or planned operating requirements, we will be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. There can be no assurance that the financial sources described above will be available when needed or at terms commercially acceptable to us. If adequate funds are not available, we may be required to delay, further scale back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. If adequate funds are not available, our business, financial condition and results of operations will be materially and adversely affected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 to our Consolidated Financial Statements in this Annual Report for the year ended December 31, 2003 includes a summary of our significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us. The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ materially from those estimates.

Revenue Recognition

Product related revenues include product sales by Cytogen to its customers and QUADRAMET royalties. Product sales are recognized when products are shipped, which is when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an agreement exists and the sales price is fixed and determinable. The Company does not grant price protection to its customers.

Prior to the reacquisition of QUADRAMET from its marketing partner, Berlex Laboratories in August 2003, the Company recognized royalty revenue on QUADRAMET sales made by Berlex, during each period as Berlex sold the product. As a result of the reacquisition, effective August 1, 2003, the Company began recognizing revenue from the sales of QUADRAMET and no longer receives QUADRAMET royalty revenue.

License and contract revenues include milestone payments and fees under collaborative agreements with third parties, revenues from research services, and revenues from other miscellaneous sources.

In 2003, Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104") replaced Staff Accounting Bulletin No. 101, "Revenue Recognition In Financial Statements" ("SAB 101"), which the Company adopted in 2000. The provisions related to non-refundable, up-front license fees were unchanged in SAB 104 compared to SAB 101. Accordingly, we defer up-front license fees and recognize them over the estimated performance period of the related agreement, when we have continuing involvement. Since the term of the performance periods is subject to management's estimates, future revenues to be recognized could be affected by changes in such estimates.

Accounts Receivable

Our accounts receivable balances are net of an estimated allowance for uncollectible accounts. We continuously monitor collections and payments from our customers and maintain an allowance for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified. While we believe our reserve estimate to be appropriate, we may find it necessary to adjust our allowance for uncollectible accounts if the future bad debt expense exceeds our estimated reserve. We are subject to concentration risks as a limited number of our customers provide a high percent of total revenues, and corresponding receivables.

Inventories

Inventories are stated at the lower of cost or market, as determined using the first-in, first-out method, which most closely reflects the physical flow of our inventories. Our products and raw materials are subject to expiration dating. We regularly review quantities on hand to determine the need for reserves for excess and obsolete inventories based primarily on our estimated forecast of product sales. Our estimate of future product demand may prove to be inaccurate, in which case we may have understated or overstated our reserve for excess and obsolete inventories.

Carrying Value of Fixed and Intangible Assets

Our fixed assets and certain of our acquired rights to market our products have been recorded at cost and are being amortized on a straight-line basis over the estimated useful life of those assets. If indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. Adverse changes regarding future cash flows to be received from long-lived assets could indicate that an impairment exists, and would require the write down of the carrying value of the impaired asset at that time.

Recently Enacted Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("VIEs"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, which was issued in January 2003. We are required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on March 31, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts,with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. We are currently evaluating the impact, if any, that the adoption of FIN 46R will have on our consolidated financial statements.

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For us, the Statement was effective for instruments entered into or modified after May 31, 2003. For certain mandatorily redeemable financial instruments, the Statement will be effective for us at a later date. We currently do not have any financial instruments that are within the scope of this Statement.

Quantitative and Qualitative Disclosures About Market Risk

We do not have operations subject to risks of foreign currency fluctuations, nor do we use derivative financial instruments in our operations or investment portfolio. As of December 31, 2003, the Company had $2.3 million of debt outstanding with a fixed interest rate of 7%. We do not have exposure to market risks associated with changes in interest rates, as we have no variable interest rate debt outstanding. However, downward changes in interest rates could expose us to market risk associated with any fixed interest rate debt.

Cytogen Corporation and Subsidiaries

Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31, 2003	December 31, 2002
ASSETS:		
Current assets:		
Cash and cash equivalents	**$ 13,630**	$ 14,725
Short-term investments	**16,585**	—
Accounts receivable, net	**1,445**	1,778
Inventories	**1,887**	1,262
Other current assets	**975**	643
Total current assets	**34,522**	18,408
Property and equipment, net	**595**	1,072
QUADRAMET license fee, net	**7,720**	—
Other assets	**858**	414
	$ 43,695	$ 19,894
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities:		
Current portion of long-term liabilities	**$ 76**	$ 80
Accounts payable and accrued liabilities	**5,125**	4,427
Deferred revenue	**—**	385
Total current liabilities	**5,201**	4,892
Long-term liabilities	**2,454**	2,614
Deferred revenue	**—**	1,800
Commitments and Contingencies (Note 19)		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,400,000 shares authorized—Series C Junior Participating Preferred Stock, $.01 par value, 200,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $.01 par value, 25,000,000 shares authorized, 12,857,488 and 8,758,235 shares issued and outstanding at December 31, 2003 and 2002, respectively	**129**	88
Additional paid-in capital	**401,649**	366,884
Deferred compensation	**—**	(4)
Accumulated deficit	**(365,738)**	(356,380)
Total stockholders' equity	**36,040**	10,588
	$ 43,695	$ 19,894

The accompanying notes are an integral part of these statements.

Cytogen Corporation and Subsidiaries

Consolidated Statements of Operations

(All amounts in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
REVENUES:			
Product related:			
PROSTASCINT	**$ 6,523**	$ 7,923	$ 7,640
QUADRAMET	**2,765**	—	—
NMP22 BLADDERCHEK	**295**	14	—
BRACHYSEED	**240**	2,507	779
ONCOSCINT	**—**	182	363
Total product sales	**9,823**	10,626	8,782
QUADRAMET royalties	**1,105**	1,842	2,063
Total product related	**10,928**	12,468	10,845
License and contract	**2,914**	463	912
Total revenues	**13,842**	12,931	11,757
OPERATING EXPENSES:			
Cost of product related revenues	**6,268**	4,748	4,216
Selling, general and administrative	**11,550**	11,247	11,178
Research and development	**2,659**	7,605	10,091
Equity in loss of joint venture	**3,452**	2,886	332
Impairment of intangible assets	**115**	1,729	—
Total operating expenses	**24,044**	28,215	25,817
Operating loss	**(10,202)**	(15,284)	(14,060)
Interest income	**141**	274	635
Interest expense	**(185)**	(173)	(180)
Loss on investment	**—**	(516)	—
Insurance reimbursement	**—**	—	402
Loss before income taxes	**(10,246)**	(15,699)	(13,203)
Income tax benefit	**(888)**	—	(1,103)
Net loss	**$ (9,358)**	$(15,699)	$(12,100)
Basic and diluted net loss per share	**$ (0.92)**	$ (1.85)	$ (1.56)
Weighted average common shares outstanding	**10,205**	8,466	7,778

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Loss

(All amounts in thousands, except share data)

	Common Stock		Additional Paid-in	Deferred	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Compensation	Income	Deficit	Equity
Balance, December 31, 2000	7,559,444	$ 76	$336,618	$(895)	$ —	$(328,581)	$ 7,218
Sale of shares of common stock including exercise of stock options	324,149	3	14,235	—	—	—	14,238
Issuance of shares of common stock and stock options related to compensation	10,141	—	282	—	—	—	282
Issuance of options and warrants to purchase shares of common stock	—	—	201	—	—	—	201
Deferred compensation related to stock options	—	—	241	(241)	—	—	—
Amortization of deferred compensation	—	—	—	515	—	—	515
Comprehensive loss:							
Net loss	—	—	—	—	—	(12,100)	(12,100)
Unrealized gain on marketable securities	—	—	—	—	860	—	860
Total comprehensive loss							(11,240)
Balance, December 31, 2001	7,893,734	79	351,577	(621)	860	(340,681)	11,214
Sale of shares of common stock including exercise of stock options	716,290	7	12,966	—	—	—	12,973
Issuance of shares of common stock and stock options related to compensation	20,512	1	736	—	—	—	737
Issuance of shares of common stock in connection with Prostagen	127,699	1	2,038	—	—	—	2,039
Reversal of deferred compensation related to stock options	—	—	(433)	433	—	—	—
Amortization of deferred compensation	—	—	—	184	—	—	184
Comprehensive loss:							
Net loss	—	—	—	—	—	(15,699)	(15,699)
Unrealized loss on marketable securities	—	—	—	—	(860)	—	(860)
Total comprehensive loss							(16,559)
Balance, December 31, 2002	8,758,235	88	366,884	(4)	—	(356,380)	10,588
Sale of shares of common stock	**4,094,187**	**41**	**34,240**	**—**	**—**	**—**	**34,281**
Issuance of shares of common stock and warrants related to compensation	**5,066**	**—**	**526**	**—**	**—**	**—**	**526**
Reversal of deferred compensation related to stock options	**—**	**—**	**(1)**	**1**	**—**	**—**	**—**
Amortization of deferred compensation	**—**	**—**	**—**	**3**	**—**	**—**	**3**
Net loss	**—**	**—**	**—**	**—**	**—**	**(9,358)**	**(9,358)**
Balance, December 31, 2003	**12,857,488**	**$129**	**$401,649**	**$ —**	**$ —**	**$(365,738)**	**$ 36,040**

The accompanying notes are an integral part of these statements.

Cytogen Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(All amounts in thousands)

	Year Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	**$ (9,358)**	$(15,699)	$(12,100)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	**822**	779	1,186
Imputed interest income	**—**	—	(43)
Stock-based compensation expenses	**515**	655	809
Stock-based milestone payment	**—**	2,033	—
Amortization of deferred revenue	**(2,185)**	(410)	(860)
Asset impairment	**115**	2,446	—
Loss on investment	**—**	516	—
Loss on disposition of assets	**28**	—	—
Changes in assets and liabilities:			
Receivables, net	**333**	946	263
Inventories	**(625)**	627	(1,006)
Other assets	**(921)**	548	24
Accounts payable and accrued liabilities	**733**	(692)	(1,714)
Net cash used in operating activities	**(10,543)**	(8,251)	(13,441)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	**(84)**	(148)	(813)
Purchase of product rights	**(8,000)**	(1,150)	(500)
Net proceeds from sale of property and equipment	**—**	100	—
Purchase of short-term investments	**(16,585)**	—	—
Net cash used in investing activities	**(24,669)**	(1,198)	(1,313)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	**34,281**	12,973	14,238
Payments of long-term liabilities	**(164)**	(108)	(168)
Net cash provided by financing activities	**34,117**	12,865	14,070
Net increase (decrease) in cash and cash equivalents	**(1,095)**	3,416	(684)
Cash and cash equivalents, beginning of year	**14,725**	11,309	11,993
Cash and cash equivalents, end of year	**$ 13,630**	$ 14,725	$ 11,309

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Founded in 1980, Cytogen Corporation (the "Company" or "Cytogen") of Princeton, NJ is a product-driven, oncology-focused biopharmaceutical company that licenses, develops and commercializes both therapeutic and molecular imaging/diagnostic products that address the unmet medical needs of physicians and the patients they serve. The Company directly markets QUADRAMET™ (samarium Sm-153 lexidronam injection), PROSTASCINT® (capromab pendetide) kit for the preparation of Indium In-111 capromab pendetide, and NMP22® BLADDERCHEK® (nuclear matrix protein-22) in the United States. The Company also has exclusive United States marketing rights to COMBIDEX® (ferumoxtran-10), which is under review by the U.S. Food and Drug Administration. The Company is also developing therapeutics targeting prostate-specific membrane antigen (PSMA), a protein highly expressed on the surface of prostate cancer cells and the neovasculature of solid tumors.

Cytogen has had a history of operating losses since its inception. The Company currently relies on two products, PROSTASCINT and QUADRAMET, for substantially all of its revenues. In addition, the Company has, from time to time, stopped selling certain products, such as BRACHYSEED and ONCOSCINT CR/OV, that the Company previously believed would generate significant revenues for its business. The Company's products are subject to significant regulatory review by the FDA and other federal and state agencies, which requires significant time and expenditures in seeking, maintaining and expanding product approvals. In addition, the Company relies on collaborative partners to a significant degree, among other things, to manufacture its products, to secure raw materials, and to provide licensing rights to their proprietary products for the Company to sell and market to others.

Basis of Consolidation

The consolidated financial statements include the financial statements of Cytogen and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows

Cash and cash equivalents include cash on hand, cash in banks and all highly-liquid investments with a maturity of three months or less at the time of purchase. Cash paid for interest expense was $185,000, $169,000 and $180,000 in 2003, 2002 and 2001, respectively. During 2003, 2002 and 2001, the Company purchased $0, $189,000 and $11,000, respectively, of equipment under various capital leases.

Short-Term Investments

Short-term investments at December 31, 2003 were $16.6 million and consisted of U.S. Government Agency Discount Notes. The Company has the ability and intent to hold these securities until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the accretion of discounts. Discounts are accreted over the life of the related security on a straight-line basis. Dividend and interest income are recognized when earned. These securities mature at various times until December 2004.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

At December 31, 2003 and 2002, accounts receivable were net of an allowance for doubtful accounts of $67,000 and $30,000, respectively. Expense charged to the provision for doubtful accounts during 2003, 2002 and 2001 was $37,000, $0 and $0, respectively. The Company wrote off $5,000 of uncollectible accounts in 2001 and none in 2003 and 2002.

Inventories

The Company's inventories are primarily related to PROSTASCINT. Inventories are stated at the lower of cost or market using the first-in, first-out method and consisted of the following:

	December 31,	
(All amounts in thousands)	**2003**	2002
Raw materials	**$ 11**	$ 506
Work-in process	**1,089**	39
Finished goods	**787**	717
	$1,887	$1,262

Property and Equipment

Property and equipment are stated at cost, net of depreciation. Leasehold improvements are amortized on a straight-line basis over the lease period or the estimated useful life, whichever is shorter. Equipment and furniture are depreciated on a straight-line basis over three to five years. Expenditures for repairs and maintenance are charged to expense as incurred. Property and equipment consisted of the following:

(All amounts in thousands)	December 31, 2003	2002
Leasehold improvements	$ 103	$ 103
Equipment and furniture	2,383	2,420
	2,486	2,523
Less accumulated depreciation and amortization	(1,891)	(1,451)
	$ 595	$ 1,072

In 2002, the Company wrote off approximately $1.7 million of fully depreciated property and equipment, and sold $5.3 million of its manufacturing property and equipment which had a net value of $100,000 to Bard BioPharma L.P., a subsidiary of Purdue Pharma L.P., for proceeds of $100,000. Depreciation expense was $512,000, $600,000 and $1.2 million, in 2003, 2002, and 2001, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term debt. Management believes the carrying value of these assets and accrued expenses are representative of their fair value because of the short-term nature of these instruments. The fair value of long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers. The resulting fair value of long-term debt approximates its carrying amount.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if indicators of impairment exist, management assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows and eventual disposition of the asset. If impairment is indicated, management measures the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. During 2003, the Company recorded a charge of $115,000 for the asset impairment associated with a licensing fee previously paid by the Company for NMP22 BLADDERCHEK (see Note 10). In 2002, the Company recorded a charge of $1.7 million for the asset impairment associated with licensing fees paid by the Company related to BRACHYSEED I-125 and BRACHYSEED Pd-103 (see Note 4).

Other Assets.

Other assets consisted of the following:

(All amounts in thousands)	December 31, 2003	2002
Investment in PSMA Development Co. LLC (Note 6)	$550	$ 1
NMP22 BLADDERCHEK license fee, net (Note 10)	—	145
Other	308	268
	$858	$414

Revenue Recognition

Product related revenues include product sales by Cytogen to its customers and QUADRAMET royalties. Product sales are recognized when products are shipped, which is when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an agreement exists and the sales price is fixed and determinable. The Company does not grant price protection to its customers.

Prior to the reacquisition of QUADRAMET from its marketing partner, Berlex Laboratories in August 2003, the Company recognized royalty revenue on QUADRAMET sales made by Berlex, during each period as Berlex sold the product. As a result of the reacquisition, effective August 1, 2003, the Company began recognizing revenue from the sales of QUADRAMET and no longer receives QUADRAMET royalty revenue.

License and contract revenues include milestone payments and fees under collaborative agreements with third parties, revenues from research services, and revenues from other miscellaneous sources.

In accordance with U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), non-refundable, up-front license fees are recorded as deferred revenue to be recognized over the estimated performance period of the related agreements. In 2003, SAB 104 replaced Staff Accounting Bulletin No. 101, "Revenue Recognition In Financial Statements" ("SAB 101"), which the Company adopted in 2000. The provisions related to non-refundable, up-front license fees were unchanged in SAB 104 compared to SAB 101. For the years ended December 31, 2003, 2002 and 2001, the Company recognized $2.2 million, $410,000 and $860,000 in revenues, respectively, that were included in the cumulative effect adjustment recorded upon the adoption of SAB 101 as of January 1, 2000. The 2003 amount included $1.9 million related to the acceleration of the previously deferred revenue resulting from the termination of the 1998 license agreement with Berlex.

In accordance with Emerging Issues Task Force ("EITF") 00-10, the Company records shipping and handling charges billed to customers as revenue and the related costs as cost of product sales.

Research and Development

Research and development expenditures consist of projects conducted by the Company and payments made to sponsored research programs and consultants. All research and development costs are charged to expense as incurred. Research and development expenditures for customer sponsored programs were $214,000, $53,000 and $17,000 in 2003, 2002 and 2001, respectively.

Patent Costs

Patent costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Basic net loss per common share is based upon the weighted average common shares outstanding during each period. Diluted net loss per common share is the same as basic net loss per share, because the inclusion of common stock equivalents, which consist of stock warrants and options, would be antidilutive due to the Company's losses (see Notes 14 and 15).

Reverse Stock Split

In October 2002, upon the receipt of approval of the Company's stockholders, the Company's Board of Directors authorized and implemented a reverse stock split (the "Reverse Split") of Cytogen's issued, outstanding and authorized shares of common stock at a ratio of one-for-ten. All references to the number of shares and per share amounts in the accompanying consolidated financial statements and notes to consolidated financial statements have been retroactively restated to reflect the Reverse Split.

Stock-Based Compensation

The Company follows the intrinsic value method of accounting for stock-based employee compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company records deferred compensation for option grants to employees for the amount, if any, by which the market price per share exceeds the exercise price per share at the measurement date, which is generally the grant date.

The Company follows the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure." Had compensation cost for options been recognized in the consolidated statements of operations using the fair value method of accounting, the Company's net loss and net loss per share would have been as follows:

	December 31,		
(All amounts in thousands, except per share data)	**2003**	2002	2001
Net loss, as reported	**$ (9,358)**	$(15,699)	$(12,100)
Add: Stock-based employee compensation expense included in reported net loss	**3**	184	515
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	**(1,506)**	(4,000)	(5,838)
Pro forma net loss	**$(10,861)**	$(19,515)	$(17,423)
Basic and diluted net loss per share, as reported	**$ (0.92)**	$ (1.85)	$ (1.56)
Pro forma basic and diluted net loss per share	**$ (1.06)**	$ (2.31)	$ (2.24)

Other Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." This statement requires the classification of items of other comprehensive income by their nature and disclosure of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("VIEs"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 which was issued in January 2003. The Company is required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs create before January 1, 2004, the Interpretation will be applied beginning on March 31, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company is currently evaluating the impact, if any, that the adoption of FIN 46R will have on the Company's consolidated financial statements.

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was generally effective for instruments entered into or modified after May 31, 2003. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company at a later date. The Company currently does not have any financial instruments that are within the scope of this Statement.

Reclassification

Certain amounts in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

2. DSM BIOLOGICS COMPANY B.V.

In July 2000, the Company entered into a development and manufacturing agreement with DSM Biologics Company B.V. ("DSM"), pursuant to which DSM was to conduct certain development activities with respect to PROSTASCINT, including the delivery of a limited number of batches of PROSTASCINT for testing and evaluation purposes. During 2002, the parties ceased to operate under the terms of such agreement. In 2002 and 2001, the Company recorded $551,000 and $3.2 million, respectively, of development expenses related to this agreement.

In November 2003, the Company entered into a settlement agreement and mutual release with DSM to terminate the development and manufacturing agreement. As of December 31, 2002, Cytogen had a liability recorded of $730,000 in the accompanying consolidated balance sheet to DSM. As a result of the Settlement Agreement, Cytogen recorded an expense reversal of $580,000 to research and development in the fourth quarter of 2003 and a corresponding reduction in accounts payable and accrued expenses.

3. ADVANCED MAGNETICS, INC.

In August 2000, the Company and Advanced Magnetics, Inc., a developer of novel diagnostic pharmaceuticals for use in magnetic resonance imaging (MRI), entered into marketing, license and supply agreements ("AVM Agreements"). Under the AVM Agreements, Cytogen acquired certain rights in the United States to Advanced Magnetics' product candidates: COMBIDEX®, an MRI contrast agent for the detection of lymph node metastases (for all applications) and imaging agent ferumoxytol (formerly referred to as Code 7228) for oncology applications only. Advanced Magnetics will be responsible for all costs associated with the clinical development, supply and manufacture of COMBIDEX and ferumoxytol and will receive product transfer payments and royalties based upon product sales or certain minimum payments from Cytogen, whichever is greater.

Pursuant to the AVM Agreements, Cytogen may release 50,000 shares of its Common Stock to Advanced Magnetics, which are currently in escrow, upon the achievement of certain milestones. Of such 50,000 shares, 25,000 are being held in escrow pending the achievement of certain milestones relating to COMBIDEX and 25,000 are being held in escrow pending the achievement of certain milestones relating to ferumoxytol. There can be no assurance that Advanced Magnetics will receive FDA approval to market COMBIDEX or ferumoxytol for oncology applications in the United States. At this time, Advanced Magnetics does not intend to develop ferumoxytol for oncology imaging.

4. DRAXIMAGE INC.

In December 2000, the Company entered into a product manufacturing and supply agreement and a license and distribution agreement (collectively, the "Draximage Agreements") with Draximage, Inc. to market and distribute BRACHYSEED implants for prostate cancer therapy in the United States. Under the terms of the Draximage Agreements, Draximage supplied radioactive iodine and palladium seeds to Cytogen in exchange for product transfer payments, royalty payments on sales and certain milestone payments. Cytogen paid Draximage $500,000 upon execution of the Draximage Agreements in 2000, $500,000 upon the first sale of the Iodine-125 BRACHYSEEDs in 2001 and $1.0 million related to the first sale of BRACHYSEED Pd-103 in 2002. These payments were recorded as other assets and were being amortized over the ten year term of the Draximage Agreements. In January 2003, the Company served notice of termination of the Draximage Agreements. As a result, in 2002, the Company recorded a non-cash charge of $1.7 million to write off the carrying values of the licensing fees paid for BRACHYSEED I-125 and BRACHYSEED Pd-103. Prior to the write-off of such licensing rights, amortization expense was $174,000 and $93,000 in 2002 and 2001, respectively. The Company also recorded $503,000 and $113,000 in royalty expense for 2002 and 2001, respectively. In April 2003, the Company entered into an agreement with Draximage to formally terminate each of the Draximage Agreements.

5. ACQUISITION OF PROSTAGEN, INC.

Pursuant to a Stock Exchange Agreement (the "Prostagen Agreement") related to the Company's acquisition of Prostagen Inc. ("Prostagen") in June 1999, the Company agreed to issue up to an additional $4.0 million worth of Cytogen Common Stock to the shareholders and debtholders of Prostagen (the "Prostagen Partners"), if certain milestones are achieved in the dendritic cell therapy and PSMA development programs. During 2002, the Company and the Prostagen Partners agreed that a milestone was achieved based on the progress of the dendritic cell prostate cancer clinical trials at Northwest Biotherapeutics, Inc. As a result, the Company recorded a $2.0 million charge to research and development expense which represented the fair value of the 122,699 shares of Common Stock issued. In May 2002, the Company entered into an Addendum to the Prostagen Agreement (the "Addendum"), which clarifies the future milestone payments to be made under the Prostagen Agreement, as well as the timing of such payments. Pursuant to the Addendum, the Company may be obligated to pay two additional milestone payments of $1.0 million each, upon certain clinical achievements regarding the PSMA development programs. Any future milestone payments are payable in shares of Cytogen Common Stock. In addition, the Company issued 5,000 shares of Common Stock to the Prostagen Partners in 2002 upon the satisfactory termination of a lease obligation originally assumed by the Company.

6. PSMA DEVELOPMENT COMPANY LLC

In June 1999, Cytogen entered into a joint venture with Progenics Pharmaceuticals Inc. ("Progenics," and collectively with Cytogen, the "Members") to form the PSMA Development Company LLC (the "Joint Venture"). The Joint Venture is currently developing antibody-based and vaccine immunotherapeutic products utilizing Cytogen's proprietary

PSMA technology. The Joint Venture is owned equally by Cytogen and Progenics. Through November 2001, Progenics funded the first $3.0 million of development costs of the Joint Venture. Beginning in December 2001, the Company and Progenics began to equally share the future costs of the Joint Venture. Cytogen has exclusive North American marketing rights for products developed by the Joint Venture.

The Company accounts for the Joint Venture using the equity method of accounting. As discussed above, through November 2001, Progenics was obligated to fund the initial $3.0 million of the development costs. Beginning in December 2001, Cytogen began to recognize 50% of the Joint Venture's losses in its consolidated statement of operations. For the years ended December 31, 2003, 2002 and 2001, Cytogen recognized $3.5 million, $2.9 million and $332,000 in losses of the Joint Venture, respectively. As of December 31, 2003 and 2002, the carrying value of the Company's investment in the Joint Venture was $550,000 and $1,000, respectively, which represents Cytogen's investment in the Joint Venture, less its cumulative share of losses, which net investment is recorded in other assets (see Note 1). Selected financial statement information of the Joint Venture is as follows:

Balance Sheet Data:

	December 31,	
(All amounts in thousands)	**2003**	2002
Cash	**$ 1,173**	$ 290
Accounts receivable from Progenics Pharmaceuticals, a related party	**108**	—
Total assets	**$ 1,281**	$ 290
Accounts payable to Progenics Pharmaceuticals, a related party	**$ —**	$ 304
Accounts payable and accrued expenses	**199**	—
Total liabilities	**199**	304
Capital contributions	**19,398**	11,399
Accumulated deficit	**(18,316)**	(11,413)
Total stockholders' equity (deficit)	**1,082**	(14)
Total liabilities and stockholders' equity (deficit)	**$ 1,281**	$ 290

Income Statement Data:

	For the Year Ended			For the Period From June 15, 1999 (inception) to
(All amounts in thousands)	**2003**	2002	2001	December 31, 2003
Interest income	**$ 5**	$ 13	$ 47	$ 234
Total expenses	**6,908**	5,786	2,623	18,550
Net loss	**$(6,903)**	$(5,773)	$(2,576)	$(18,316)

In connection with the licensing of the PSMA technology to the Joint Venture in June 1999, Cytogen recognized approximately $1.8 million in license fee revenue. In connection with the adoption of SAB 101 in 2000, the Company deferred approximately $1.5 million of this previously recognized license fee and recognized $125,000, $150,000 and $599,000 of the deferred revenue as license and contract revenue in 2003, 2002 and 2001, respectively. The deferred revenue has been fully recognized as of December 31, 2003.

7. THE DOW CHEMICAL COMPANY

In 1993, Cytogen acquired an exclusive license from The Dow Chemical Company for QUADRAMET for the treatment of osteoblastic bone metastases in the United States. This license was amended in 1995 to expand the territory to include Canada and Latin America and again in 1996 to expand the field to include all osteoblastic diseases. The agreement requires the Company to pay Dow royalties based on a percentage of net sales of QUADRAMET, or a guaranteed contractual minimum payments, whichever is greater, and future payments upon achievement of certain milestones. The Company recorded $1.0 million, $1.0 million and $824,000 in royalty expense for 2003, 2002 and 2001, respectively. Future annual minimum royalties due to Dow are $1.0 million per year in 2004 through 2012 and $833,000 in 2013.

8. BERLEX LABORATORIES INC.

In June 2003, the Company announced that it had entered into an agreement with Berlex Laboratories Inc. ("Berlex") to reacquire marketing rights to QUADRAMET in North America and Latin America in exchange for an upfront payment of $8.0 million and royalties based on future sales of QUADRAMET, subject to Cytogen obtaining any necessary financing for the reacquisition. Cytogen reacquired marketing rights to QUADRAMET on August 1, 2003 and, in accordance with that agreement, began recording product revenue from the sales of QUADRAMET. Cytogen no longer receives royalty revenue from Berlex. The up-front license payment of $8.0 million was capitalized in 2003 as a QUADRAMET license fee in the accompanying consolidated balance sheet and is being amortized on a straight-line basis over approximately twelve years, which is the estimated performance period of the agreement. During 2003, Cytogen recorded $280,000 of such amortization as cost of product related revenues in the accompanying consolidated statement of operations. Cytogen also recorded $455,000 of royalty expenses to Berlex based on its sales of QUADRAMET in 2003 as cost of product related revenues.

In 1998, under a separate agreement, the Company licensed the marketing rights to QUADRAMET to Berlex in exchange for, among other things, an up-front, non-refundable license fee. In connection with the adoption of SAB No. 101 in 2000, the Company deferred $2.8 million of such license fee net of associated costs, to be recognized over the estimated performance period. In August 2003, the 1998 license was terminated and, as a result, the remaining unamortized deferred revenue of $1.9 million was recognized as license and contract revenue in the accompanying consolidated statement of operations. Prior to the acceleration of the remaining unamortized deferred revenues in August 2003, the Company recognized $152,000, $260,000 and $260,000 of the deferred revenues in 2003, 2002 and 2001, respectively.

9. BRISTOL-MYERS SQUIBB MEDICAL IMAGING, INC.

As a result of the Company's recent reacquisition of marketing rights to QUADRAMET, the Company assumed all of Berlex's obligations under a manufacturing and supply agreement with Bristol-Myers Squibb Medical Imaging, Inc. ("BMSMI"), which were met through December 31, 2003. Effective January 1, 2004, the Company entered into a new manufacturing and supply agreement with BMSMI whereby BMSMI will manufacture, distribute and provide order processing and customer services for Cytogen relating to QUADRAMET. Under the terms of the new agreement, Cytogen is obligated to pay at least $4.2 million annually through 2008, unless terminated by BMSMI or Cytogen on two years prior written notice. This agreement will automatically renew for five successive one-year periods unless terminated by BMSMI or Cytogen on two years prior written notice. The Company also pays BMSMI a variable amount per month for each order of QUADRAMET placed to cover the costs of customer service and distribution.

10. MATRITECH, INC.

In October 2002, the Company entered into a Distribution Agreement with Matritech Inc. ("Matritech") to be the sole distributor for Matritech's NMP22 BLADDERCHEK test to urologists and oncologists in the United States. In October 2003, Matritech and Cytogen executed an Amended and Restated Distribution Agreement (the "Restated Agreement") modifying the Distribution Agreement. Under the terms of the Restated Agreement, which took effect in November 2003, Cytogen had a non-exclusive right to sell NMP22 BLADDERCHEK to urologists until December 31, 2003 and an exclusive right to continue to sell NMP22 BLADDERCHEK to oncologists for the term of the Restated Agreement. The term of the Restated Agreement expires on December 31, 2004 and is renewable annually thereafter upon the mutual consent of the parties. The parties also have agreed to remove the requirement that Cytogen sell a minimum quantity of NMP22 BLADDERCHEK in order to maintain its exclusivity.

The Company paid Matritech a non-refundable licensing fee of $150,000 upon the execution of the Distribution Agreement in 2002, which was recorded as other assets in the accompanying consolidated balance sheet and was being amortized over the five year estimated performance period of the Distribution Agreement. The amortization expense was $30,000 and $5,000 in 2003 and 2002, respectively. As a result of entering into the Restated Agreement, the Company recorded a non-cash charge of $115,000 to impairment of intangible assets in 2003 to write off the carrying value of an upfront license fee which was not deemed recoverable.

11. REVENUES FROM MAJOR CUSTOMERS

Revenues from major customers (greater than 10%) as a percentage of total revenues were as follows:

	Year Ended December 31,		
	2003	2002	2001
Berlex Laboratories Inc.	**23%**	16%	20%
Cardinal Health (formerly Syncor International Corporation)	**24**	9	11
Mallinckrodt Inc.	**14**	18	20
Amersham Health (formerly Medi-Physics)	**8**	12	12

Cardinal Health, Mallinckrodt Inc. and Amersham Health are chains of radiopharmacies, which distribute PROSTASCINT and QUADRAMET.

Revenues from Berlex include the recognition of deferred revenue following the adoption of SAB 101. In 2003, the Company recorded $1.9 million related to the acceleration of previously deferred revenue resulting from the termination of the 1998 license agreement with Berlex. As a result of the reacquisition of marketing rights to QUADRAMET in August 2003, the Company no longer receives royalty revenue from Berlex for QUADRAMET.

As of December 31, 2003 and 2002, the receivables from four of the Company's largest customers accounted for 63% and 57%, respectively, of gross accounts receivable.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	
(All amounts in thousands)	**2003**	2002
Accounts payable	**$2,041**	$1,726
Accrued payroll, sales commission and related expenses	**714**	488
Accrued royalties	**705**	720
Accrued professional and legal	**649**	519
Accrued research contracts and materials	**218**	238
Facility payable	**93**	144
Other accruals	**705**	592
	$5,125	$4,427

13. LONG-TERM LIABILITIES

	December 31,	
(All amounts in thousands)	**2003**	2002
Due to Elan Corporation, plc	**$2,280**	$2,280
Capital lease obligations	**82**	162
Facility lease obligation	**163**	246
Other	**5**	6
	2,530	2,694
Less current portion of long-term liabilities	**(76)**	(80)
	$2,454	$2,614

In August 1998, Cytogen received $2.0 million from Elan Corporation, plc ("Elan") in exchange for a convertible promissory note. The note is convertible into shares of Cytogen Common Stock at $28 per share, subject to adjustments, and matures in August 2005. The note bears annual interest of 7%, compounded semi-annually, however, such interest was not payable in cash but was added to the principal for the first 24 months; thereafter, interest is payable in cash. The Company recorded $160,000 in interest expense on this note for each of the years 2003, 2002 and 2001. The note contains certain non-financial covenants, and the Company was in compliance with these covenants as of December 31, 2003.

The Company leases certain equipment under capital lease obligations, which will expire on various dates through 2005. Property and equipment leased under non-cancellable capital leases have a net book value of $69,000 at December 31, 2003. Amortization of assets held under capital leases is included with depreciation expense. Payments to be made under capital lease obligations (including total interest of $2,000) are $78,000 in 2004 and $6,000 in 2005.

In an effort to reduce expenses and position Cytogen for stronger long-term growth in oncology, the Company restructured AxCell in September 2002 by reducing 75% of AxCell's workforce. As a result, during 2002, the Company recorded a charge of $869,000 related to employee severance costs, the impairment of property, and equipment and future rental payments on leased facilities that will not be used in operations, which has been included in selling, general and administrative expense in the accompanying consolidated statement of operations. As of December 31, 2003 and 2002, the Company has a remaining accrued liability for future lease payments of $246,000 and $322,000, respectively, of which $163,000 is considered long-term as of December 31, 2003 and payable through 2006.

14. COMMON STOCK AND WARRANTS

In June 2003, the Company issued to consultants warrants to purchase an aggregate of 100,000 shares of its common stock at an exercise price of $5.65 per share for consulting services. The warrants are exercisable in 12 equal installments on each monthly anniversary from the date of issuance and are exercisable through June 10, 2006. The Company recorded a charge to selling, general and administrative expense for the fair value of these warrants in the amount of $497,000 in its consolidated statement of operations for 2003 using the Black-Scholes pricing model.

In June 2003, the Company entered into a securities purchase agreement pursuant to which the Company sold 1,052,632 shares of its common stock to certain institutional investors at $4.75 per share, resulting in net proceeds of approximately $4.6 million. In connection with the sale, the Company issued to the investors warrants to purchase 315,790 shares of its common stock with an exercise price of $6.91 per share. The warrants are exercisable until June 6, 2008.

In July 2003, the Company entered into a securities purchase agreement pursuant to which the Company sold 1,172,332 shares of its common stock to certain institutional investors at $8.53 per share, resulting in net proceeds of approximately $9.3 million. In connection with the sale, the Company issued to the investors warrants to purchase 1,172,332 shares of its common stock with an exercise price of $12.80 per share. In addition, the Company also issued: (i) warrants to purchase 100,000 shares of its common stock at an exercise price of $12.80 per share to a consultant as part of its compensation for services rendered in connection with this financing; and (ii) warrants to purchase an aggregate of 250,000 shares of its common stock at an exercise price of $10.97 per share, to certain stockholders, in connection with such stockholders' waiver of certain rights in connection with this financing. All warrants issued in connection with this financing are exercisable until July 10, 2008 and become automatically exercised, in full, if the closing price of the Company's common stock is at least 130% of the exercise price then in effect ($16.64 or $14.26, as applicable) for 30 consecutive trading days. Upon receipt of written notice by the Company of such automatic exercise, the holders of the warrants must exercise such warrants by paying the Company the exercise price times the number of shares of common stock issuable upon exercise.

In November 2003, the Company sold 1,863,637 shares of its common stock to certain institutional investors at $11.00 per share resulting in net proceeds to the Company of approximately $20.4 million.

In February 2001, the Company sold 127,656 shares of its Common Stock to an institutional investor at an aggregate price of $6.5 million or consideration equal to $50.92 per share.

In June 2001, the Company entered into a Share Purchase Agreement with the State of Wisconsin Investment Board ("SWIB"), pursuant to which the Company sold 182,000 shares of Cytogen Common Stock to SWIB for an aggregate purchase price of $8.2 million, before transaction costs, or consideration equal to $45.00 per share. In connection with the Share Purchase Agreement, the Company was required to discontinue the use of an equity financing facility.

In January 2002, the Company sold 297,067 shares of its Common Stock to SWIB for an aggregate purchase price of $8.0 million, or consideration equal to $26.90 per share pursuant to a January 2002 Share Purchase Agreement between SWIB and the Company. In connection with our stock issuances to SWIB, the Company agreed not to enter into equity line arrangements in the future, issue certain securities at less than fair market value or undertake certain other securities issuances without requisite stockholder approval. The Company sold an additional 416,670 shares of its Common Stock to SWIB in June 2002 for an aggregate purchase price of $5.0 million or consideration equal to $12.00 per share.

In 2003 and 2002, the Company issued to certain members of Cytogen's Board of Directors an aggregate total of 1,127 and 3,541 shares of its Common Stock, respectively, as compensation for their services as directors of the Company.

See Note 5 for information regarding Cytogen Common Stock issued to the Prostagen Partners, and Note 17 for information regarding Cytogen Common Stock issued to employees under the 401(k) plan.

As of December 31, 2003, the Company has outstanding warrants to purchase 1,944,485 shares of Cytogen Common Stock, at exercise prices ranging from $5.65 to $49.80 per share. The warrants are exercisable and expire at various times through July 2008. During 2003, warrants to purchase 26,000 shares of the Company's Common Stock expired. Some warrants may become automatically exercised, in full, subject to certain conditions.

15. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

The Company has various stock option plans that provide for the issuance of incentive and non-qualified stock options to purchase Cytogen Common Stock ("Cytogen Options") to employees, non-employee directors and outside consultants, for which an aggregate of 807,889 shares of Common Stock have been reserved. In June 2003, the Company's stockholders approved an increase in the reserve of 200,000 shares under one of its approved stock option plan which is included above. The persons to whom Cytogen Options may be granted and the number, type, and terms of the Cytogen Options vary among the plans. Cytogen Options are granted with a term of 10 years and generally become exercisable in installments over periods of up to 5 years. The exercise price of Cytogen Options is determined in accordance with the terms of the applicable plan. Under certain circumstances, vesting may accelerate. Activity under these plans was as follows:

	Number of Cytogen Options	Price Range Per Share	Weighted-Average Exercise Price Per Share	Aggregate Exercise Price
Balance at December 31, 2000	469,629	$ 7.00–169.38	$30.97	$14,543,953
Granted	74,736	25.60– 61.30	38.08	2,845,773
Exercised	(13,090)	7.00– 28.40	16.61	(217,478)
Cancelled	(37,027)	8.30–169.38	43.95	(1,627,480)
Balance at December 31, 2001	494,248	7.00–169.38	31.45	15,544,768
Granted	102,063	3.48– 23.30	4.32	440,688
Exercised	(905)	8.13– 20.00	18.87	(17,077)
Cancelled	(123,300)	8.28–165.00	42.87	(5,285,848)
Balance at December 31, 2002	472,106	3.48–169.38	22.63	10,682,531
Granted	**266,569**	**2.75– 11.48**	**6.17**	**1,645,623**
Exercised	**—**	**—**	**—**	**—**
Cancelled	**(254,065)**	**3.48–101.41**	**24.90**	**(6,325,910)**
Balance at December 31, 2003	**484,610**	**$ 2.75–169.38**	**$12.39**	**$ 6,002,244**

The following table summarizes information about Cytogen stock options at December 31, 2003:

	Outstanding Cytogen Stock Options			Exercisable Cytogen Stock Options	
Range of Exercise Prices	Outstanding Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable Shares	Weighted-Average Exercise Price
$ 2.75– 10.00	287,785	8.9	$ 4.21	71,178	$ 4.08
10.01– 20.00	109,903	8.3	12.98	36,164	16.84
20.01– 30.00	35,072	6.2	26.27	33,877	26.31
30.01– 40.00	19,456	7.7	34.83	13,497	34.79
40.01– 50.00	17,411	6.8	47.19	14,463	46.80
50.01– 60.00	10,150	5.7	56.83	10,150	56.83
60.01– 70.00	2,083	6.8	64.40	2,083	64.40
70.01– 80.00	2,000	2.4	75.30	2,000	75.30
80.01– 90.00	550	4.9	88.86	550	88.86
90.01–169.38	200	6.2	169.38	200	169.38
$ 2.75–169.38	484,610	8.3	$ 12.39	184,162	$ 21.08

At December 31, 2003, Cytogen Stock Options to purchase 184,162 shares of Cytogen Common Stock were exercisable and the weighted average exercise price of these options was $21.08. At December 31, 2003, 59,448 shares of Cytogen Common Stock were available for issuance under approved option plans.

Included in the above tables is an option granted to a key employee in 1998 to purchase 135,000 shares of Cytogen Common Stock ("Performance Options"), at an exercise price of $10.94 per share. The vesting of the Performance Options were subject to the completion of certain performance based milestones as determined by the Company's Board of Directors (the "Board"). The Company recorded approximately $1.1 million of deferred compensation upon the commencement of the vesting of the Performance Options, which represented the fair value of Cytogen's Common Stock in excess of the exercise price of the option on the date which the Board determined the performance milestones had been met. Deferred compensation was amortized over the three-year vesting period of the Performance Options. Upon the resignation of the key employee in December 2002, $354,000 of the deferred compensation related to unvested options was reversed.

Also included in the above table are options to purchase 150,000 shares of Cytogen Common Stock granted to our Chief Executive Officer under the Company's approved stock option plans at an exercise price of $3.54 per share. This option has three separate and equal tranches which will each vest based upon the achievement of certain milestones established by the Company's Board of Directors. If the fair value of the common stock is greater than the exercise price of the option when such milestones are met, the Company will record compensation expense.

AxCell, a subsidiary of Cytogen Corporation, also has a stock option plan that provides for the issuance of incentive and non-qualified stock options to purchase AxCell Common Stock ("AxCell Options") to employees, for which 2,000,000 shares of AxCell common stock have been reserved. In 2002, the Company granted 20,000 shares of AxCell Common Stock to members of AxCell's Scientific Advisory Board. The Company recorded $93,000 of expense related to these grants, based upon the estimated fair value of those shares on the date of grant. As of December 31, 2003, 8,035,000 shares of AxCell Common Stock are outstanding; 8,000,000 of which are held by Cytogen. AxCell Options are granted with a term of 10 years and generally become exercisable in installments over periods of up to 5 years. The Company granted AxCell Options to purchase 0, 183,035 and 438,365 shares of AxCell Common Stock during 2003, 2002 and 2001, respectively. The weighted-average exercise price per share for all outstanding AxCell Options was $3.36, $3.52 and $3.69 in 2003, 2002 and 2001, respectively. As of December 31, 2003, options to purchase 150,821 shares of AxCell Common Stock were outstanding, of which 107,301 shares were exercisable, and 1,834,179 shares were available for future grant. During 2001, in connection with the grant of AxCell Options, the Company recorded deferred compensation of $241,000, representing the estimated fair value of AxCell Common Stock in excess of the exercise price of the options on the date such options were granted. The deferred compensation is being amortized over the vesting period of the options. Due to employee terminations, primarily as a result of the restructuring at AxCell in September 2002, $1,000 and $79,000 of deferred compensation related to unvested options were reversed in 2003 and 2002, respectively. The deferred compensation is fully amortized at December 31, 2003.

Cytogen adopted an employee stock purchase plan under which eligible employees may elect to purchase shares of Cytogen Common Stock at the lower of 85% of fair market value as of the first trading day of each quarterly participation period, or as of the last trading day of each quarterly participation period. In 2003, 2002 and 2001, employees purchased 4,211, 4,911 and 1,287 shares, respectively, for aggregate proceeds of $17,000, $24,000 and $28,000, respectively. The Company has reserved 26,428 shares for future issuance under its employee stock purchase plan.

The weighted-average fair value of the options granted under the Cytogen stock option plans during 2003, 2002 and 2001 is estimated as $8.12, $3.70 and $30.74 per option, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2003, 2002 and 2001:

Valuation Assumptions	**2003**	2002	2001
Dividend yield	**0%**	0%	0%
Volatility	**141.17%**	143.46%	124.95%
Risk-free interest rate	**2.81%**	2.94%	4.55%
Expected life	**4 yrs**	4 yrs	4 yrs

The average fair value per option ascribed to the employee stock purchase plan during 2003, 2002 and 2001 is estimated at $1.51, $5.72 and $14.73, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2003, 2002 and 2001:

Valuation Assumptions	**2003**	2002	2001
Dividend yield	**0%**	0%	0%
Volatility	**115.12%**	20.83%	125.41%
Risk-free interest rate	**1.10%**	1.67%	4.12%
Expected life	**3 months**	3 months	3 months

The weighted average fair value of AxCell Options granted during 2002 and 2001 is estimated at $4.16 and $4.06, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions for 2002 and 2001:

Valuation Assumptions	2002	2001
Dividend yield	0%	0%
Volatility	142.07%	124.91%
Risk-free interest rate	4.02%	4.59%
Expected life	5 yrs	5 yrs

16. RELATED PARTY TRANSACTION

Consulting services have been provided to the Company under an agreement with the Chairman of the Board of Directors related to time spent in that function on Company matters. Fees and expenses under this agreement were $38,000, $52,000 and $53,000 in 2003, 2002 and 2001, respectively. This agreement was terminated in October 2003.

17. RETIREMENT SAVINGS PLAN

The Company maintains a defined contribution plan for its employees. The contribution is determined by the Board of Directors and is based upon a percentage of gross wages of eligible employees. The plan provides for vesting over four years, with credit given for prior service. The Company also makes contributions in cash or its Common Stock, at the Company's discretion, under a 401(k) plan in amounts which match up to 50% of the salary deferred by the participants up to 6% of total salary. During 2003, 2002 and 2001, the Company issued 3,939, 9,646 and 2,784, respectively, shares of its Common Stock under the 401(k) plan. Total expense was $79,000, $98,000 and $140,000 for 2003, 2002 and 2001, respectively.

18. INCOME TAXES

As of December 31, 2003, Cytogen had federal and state net operating loss carryforwards of approximately $276.6 million and $150.1 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $6.6 million and $693,000, respectively. These net operating loss and credit carryforwards have begun to expire and will continue to expire through 2023.

The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if there has been an "ownership change." Such an "ownership change," as described in Section 382 of the Internal Revenue Code may limit the Company's utilization of its net operating loss and tax credit carryforwards.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Based on the Company's net loss before income taxes during 2003, 2002 and 2001, the Company would have recorded a tax benefit. During 2003, 2002 and 2001, there were increases of $2,466,000, $11,232,000 and $6,926,000, respectively, in the valuation allowance, due to the Company's loss history, and uncertainty regarding the realization of deferred tax assets. These increases to the valuation allowance reduced the actual benefit to zero. Deferred tax assets have been fully reserved as of December 31, 2003 and 2002.

A portion of the Company's net operating loss carryforward relates to tax deductions from stock option exercises and disqualifying dispositions that would be accounted for as capital contributions for financial reporting purposes to the extent such deductions could be utilized by the Company.

(All amounts are in thousands)	**2003**	2002
Deferred tax assets:		
Net operating loss carryforwards	**$ 102,786**	$ 97,562
Capitalized research and development expenses	**4,367**	7,396
Research and development credit	**7,251**	7,768
Acquisition of in-process technology	**868**	977
Other, net	**10,045**	9,148
Total deferred tax assets	**125,317**	122,851
Valuation allowance	**(125,317)**	(122,851)
Net deferred tax assets	**$ —**	$ —

In 1995, Cytogen acquired CytoRad and Cellcor, both of which had net operating loss carryforwards. Due to Section 382 limitations, approximately $10 million of CytoRad and $12.0 million of Cellcor carryforwards may be available to offset future taxable income. A full valuation allowance was established on the acquisition dates as realization of these tax assets is uncertain.

During 2003 and 2001, the Company sold New Jersey state operating loss carryforwards and research and development credits, resulting in the recognition of $888,000 and $1.1 million of income tax benefit, respectively.

19. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain equipment under non-cancellable operating leases that expire at various times through 2006. Rent expense on these leases was $694,000, $832,000 and $1.6 million in 2003, 2002 and 2001, respectively. Minimum future obligations under the operating leases are $1.0 million as of December 31, 2003 and will be paid as follows: $616,000 in 2004, $291,000 in 2005, and $104,000 in 2006. In addition, the Company has an agreement to receive annual sublease income of $54,000 in 2004 and 2005 and $36,000 in 2006.

The Company is obligated to make minimum future payments under manufacturing, research and development and investor relations and consulting services contracts that expire at various times. As of December 31, 2003, the minimum future payments under contracts are $5.5 million in 2004, $4.5 million in 2005, $168,000 in 2006 and $130,000 each year from 2007 to 2012, $105,000 from 2013 to 2015, $75,000 from 2016 to 2017 and $25,000 in 2018. Under the BMSMI agreement, the Company is obligated to pay a minimum of $4.2 million annually through 2008. Because the Company may terminate this agreement on a two year prior written notice (see Note 9), the Company has not included such commitments beyond 2005 herein. In addition, the Company is obligated to pay milestone payments upon achievement of certain milestones and royalties on revenues from commercial product sales including certain guaranteed minimum payments.

In 2004, the Company expects to provide $4.2 million in funding for the development of the PSMA technologies through its joint venture with Progenics. Such funding amount in subsequent periods may vary dependent upon, among other things, the results of the clinical trials and research and development activities, competitive and technological developments, and market opportunities.

On March 17, 2000, the Company was served with a complaint filed against us in the United States District Court for the District of New Jersey by M. David Goldenberg and Immunomedics, Inc. (collectively "Plaintiffs"). The litigation claims that the Company's PROSTASCINT product infringes a patent purportedly owned by Goldenberg and licensed to Immunomedics. The patent sought to be enforced in the litigation has now expired; as a result, the claim, even if successful, would not result in an injunction barring the continued sale of PROSTASCINT or affect any other of the Company's products or technology. The Company believes that PROSTASCINT did not infringe this patent, and that the patent was invalid and unenforceable. In addition, the Company has certain rights to indemnification against litigation and litigation expenses from the inventor of technology used in PROSTASCINT, which may be offset against royalty payments on sales of PROSTASCINT. However, given the uncertainty associated with litigation, the Company may incur material expenditures. On December 17, 2001, Cytogen filed a motion for summary judgment of non-infringement of the asserted claims of the patent-in-suit. The Plaintiffs opposed that motion and filed their own cross-motion for summary judgment of infringement. On July 3, 2002, the Court denied both parties' summary judgment motions, with leave to renew those motions after presenting expert testimony and legal argument based upon that testimony. The parties subsequently presented expert testimony and submitted additional briefing. On April 29, 2003, the Company's motion for summary judgment of non-infringement of all asserted claims was granted, Plaintiffs' motion for summary judgment of infringement was denied and the case was ordered closed. On May 12, 2003, Plaintiffs filed a Notice of Appeal regarding this decision to the U.S. Court of Appeals for the Federal Circuit, and subsequently filed their opening brief on July 28, 2003. On September 22, 2003, Cytogen filed its responsive brief. On October 23, 2003, Plaintiffs filed their reply brief. The appeal is now fully briefed and oral argument was held on March 2, 2004. The Court has not indicated when it expects to issue a ruling, however given the uncertainty associated with litigation, the Company cannot give any assurance that the litigation could not result in a material expenditure to the Company.

Each of our executive officers is currently party to an Executive Change of Control Severance Agreement with Cytogen. Such agreements provide, generally, for the payment of twelve months' base salary, a pro rata portion of such officer's bonus compensation, the continuation of all benefits, reasonable Company-paid outplacement assistance and certain other accrued rights, in the event such officer's employment with the Company is terminated in connection with certain changes in control.

20. ANTISOMA RESEARCH LIMITED

In September 2003, Antisoma Research Limited ("Antisoma") acquired certain royalty rights to Antisoma's lead product, R1549 (formerly Pemtumomab), from Cytogen. In connection with Antisoma's acquisition of such rights, Antisoma made a cash payment to Cytogen of $500,000 which the Company recognized as revenue because it has no continuing involvement in this arrangement. Antisoma has agreed to make an additional payment of $500,000 upon the first commercial sale, if any, of the R1549 product. In return, Cytogen relinquished its right to receive royalties equivalent to 1.65% of future net sales, if any, of the R1549 product.

21. CONSOLIDATED QUARTERLY FINANCIAL DATA – UNAUDITED

The following table provides quarterly data for the years ended December 31, 2003 and 2002.

	Three Months Ended			
(Amounts in thousands, except per share data)	**March 31, 2003**	**June 30, 2003**	**Sept. 30, 2003**	**Dec. 31, 2003**
Total revenues	**$ 2,477**	**$ 2,326**	**$ 5,505**	**$ 3,534**
Total operating expenses	**5,001**	**5,671**	**6,401**	**6,971**
Operating loss	**(2,524)**	**(3,345)**	**(896)**	**(3,437)**
Other income (expense), net	**(11)**	**(23)**	**(14)**	**4**
Loss before income taxes	**(2,535)**	**(3,368)**	**(910)**	**(3,433)**
Income tax benefit	**(584)**	**—**	**—**	**(304)**
Net loss	**$(1,951)**	**$(3,368)**	**$ (910)**	**$(3,129)**
Basic and diluted net loss per share	**$ (0.22)**	**$ (0.37)**	**$ (0.08)**	**$ (0.26)**
Weighted average common shares outstanding	**8,763**	**9,051**	**10,866**	**12,087**
Product related gross margin	**$ 1,424**	**$ 1,262**	**$ 946**	**$ 1,028**

	Three Months Ended			
(Amounts in thousands, except per share data)	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Total revenues	$ 3,296	$ 3,167	$ 3,101	$ 3,367
Total operating expenses	8,329	6,404	6,588	6,894
Operating loss	(5,033)	(3,237)	(3,487)	(3,527)
Other income (expense), net	35	30	(484)	4
Net loss	$(4,998)	$(3,207)	$ (3,971)	$(3,523)
Basic and diluted net loss per share	$ (0.62)	$ (0.39)	$ (0.46)	$ (0.40)
Weighted average common shares outstanding	8,122	8,308	8,660	8,758
Product related gross margin	$ 2,027	$ 1,861	$ 1,882	$ 1,950

Independent Auditors' Report

The Board of Directors and Stockholders
Cytogen Corporation:

We have audited the accompanying consolidated balance sheets of Cytogen Corporation and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PSMA Development Company LLC (a development stage enterprise), a 50% owned unconsolidated investee company. The Company's equity interest in the loss of PSMA Development Company LLC was $3.5 million and $2.9 million for the years ended December 31, 2003 and 2002, respectively. The financial statements of PSMA Development Company LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PSMA Development Company LLC, is based solely on the report of the other auditors. The consolidated financial statements of Cytogen Corporation and subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors' report dated February 5, 2002, on those consolidated financial statements was unqualified before the restatement described in Note 1 to the consolidated financial statements, and included an explanatory paragraph that described the change in Cytogen Corporation's method of accounting for revenue recognition discussed in Note 1 to the consolidated financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cytogen Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Cytogen Corporation and subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 1, the Company implemented a reverse stock split in 2002, and the number of shares and per share amounts in the accompanying 2001 consolidated financial statements have been restated to reflect such reverse stock split. We audited the adjustments that were applied to restate the number of shares and per share amounts reflected in the 2001 consolidated financial statements for the reverse stock split. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of Cytogen Corporation and subsidiaries, other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

KPMG LLP

Princeton, New Jersey
February 26, 2004

THE FOLLOWING IS A COPY OF A REPORT ISSUED BY ARTHUR ANDERSEN LLP, AND INCLUDED IN CYTOGEN CORPORATION'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2001. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN, AND ARTHUR ANDERSEN HAS NOT CONSENTED TO ITS USE IN THIS ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2003. ALL NUMBERS SET FORTH IN THIS ANNUAL REPORT REFLECT THE EFFECT OF A ONE-FOR-TEN REVERSE STOCK SPLIT EFFECTIVE OCTOBER 25, 2002.

Report of Independent Public Accountants

To Cytogen Corporation:

We have audited the accompanying consolidated balance sheets of Cytogen Corporation (a Delaware Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cytogen Corporation and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for revenue recognition.

ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 5, 2002

Report of Independent Auditors

To the Members of the
PSMA Development Company LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of PSMA Development Company LLC (the "Company") (a development stage enterprise) at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 and the cumulative period from June 15, 1999 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

New York, New York
February 26, 2004

PricewaterhouseCoopers LLP

Market for the Company's Common Equity, Related Stockholder Matters and Company Purchases of Equity Securities

Our common stock is traded on the Nasdaq National Market under the trading symbol "CYTO."

The table below sets forth the high and low bid information for our common stock for each of the calendar quarters indicated, as reported on the Nasdaq National Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, may not represent actual transactions and have been adjusted to reflect the Company's one-for-ten reverse stock split executed October 25, 2002.

	High	Low
2002		
First Quarter	$34.40	$21.10
Second Quarter	$22.00	$ 9.10
Third Quarter	$11.00	$ 3.10
Fourth Quarter	$ 8.40	$ 3.30
2003		
First Quarter	**$ 3.89**	**$ 2.51**
Second Quarter	**$ 8.59**	**$ 2.63**
Third Quarter	**$14.46**	**$ 7.78**
Fourth Quarter	**$13.40**	**$ 9.26**

As of February 25, 2004, there were approximately 4,000 holders of record of our common stock and there were approximately 38,500 beneficial holders of our common stock.

We have never paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends will be at the discretion of the board of directors.

Note:

On October 25, 2002, we received approval from our stockholders at a duly called and held special meeting of stockholders to effect a reverse split of our common stock. Our Board of Directors thereafter approved a one-for-ten reverse split of our outstanding, issued and authorized shares of common stock, which became effective on October 25, 2002. All numbers set forth in this report reflect the effect of such one-for-ten reverse stock split.

PROSTASCINT and ONCOSCINT® are registered United States trademarks of Cytogen Corporation. We are the owner of a pending United States trademark application, Serial No. 78374967, relating to QUADRAMET. All other trade names, trademarks or servicemarks appearing in this Annual Report are the property of their respective owners, and not the property of Cytogen Corporation or any of our subsidiaries.

Corporate Information

Board of Directors

James A. Grigsby
Chairman of the Board
President and Principal Owner,
Grigsby & Smith

Michael D. Becker
President and Chief Executive Officer,
Cytogen Corporation

John E. Bagalay, Jr., Ph.D.
Director of Special Projects in the Life Sciences,
Technology Commercialization Institute,
Boston University

Allen Bloom, Ph.D., Esq.
Partner, Dechert LLP, Retired

Stephen K. Carter, M.D.
Senior Vice President,
Bristol Myers Squibb, Retired

Robert F. Hendrickson
Senior Vice President,
Merck & Company, Retired

Kevin G. Lokay
Vice President, Oncology Business Unit,
GlaxoSmithKline

H. Joseph Reiser, Ph.D.
President and Chief Executive Officer,
Locus Pharmaceuticals Inc.

Transfer Agent

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com

Legal Counsel

Hale and Dorr LLP
650 College Road East
Princeton, NJ 08540

Independent Auditors

KPMG LLP
Princeton Pike Corporate Center
P.O. Box 7348
Princeton, NJ 08543-7348

Annual Meeting

The Annual Meeting of Stockholders will be held on June 15, 2004, at 11:00 a.m. Eastern Standard Time at the Hyatt Regency Princeton, 102 Carnegie Center, Princeton, New Jersey

Board of Directors

James A. Grigsby
Chairman of the Board
President and Principal Owner, Grigsby & Smith

Michael D. Becker
President and Chief Executive Officer,
Cytogen Corporation

John E. Bagalay, Jr., Ph.D.
Director of Special Projects in the Life Sciences,
Technology Commercialization Institute,
Boston University

Allen Bloom, Ph.D., Esq.
Partner, Dechert LLP, Retired










Stephen K. Carter, M.D.
Senior Vice President, Bristol Myers Squibb, Retired

Robert F. Hendrickson
Senior Vice President, Merck & Company, Retired

Kevin G. Lokay
Vice President, Oncology Business Unit,
GlaxoSmithKline

H. Joseph Reiser, Ph.D.
President and Chief Executive Officer,
Locus Pharmaceuticals Inc.

Management Team

William Goeckeler, Ph.D.
Senior Vice President, Operations

Thomas Lytle
Senior Vice President, Sales and Marketing

Christopher Schnittker, CPA
Senior Vice President and
Chief Financial Officer

Thu Dang
Vice President, Finance









Corey Jacklin
Senior Director, Sales

Rita Auld
Vice President, Human Resources and Administration

June Gobern
Senior Director, Marketing

Designed by Curran & Connors, Inc. / www.curran-connors.com

Cytogen Corporation

650 College Road East
Princeton, New Jersey 08540-5308
609-750-8200
www.cytogen.com